    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 1997



                                                      REGISTRATION NO. 333-19249

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------
                        POMEROY COMPUTER RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                 31-1227808
 (State or other jurisdiction    (I.R.S. Employer
     of incorporation or          Identification
        organization)                Number)

                              1020 PETERSBURG ROAD
                             HEBRON, KENTUCKY 41048
                                 (606) 586-0600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                              DAVID B. POMEROY, II
          Chairman of the Board, President and Chief Executive Officer
                        Pomeroy Computer Resources, Inc.
                              1020 Petersburg Road
                             Hebron, Kentucky 41048
                                 (606) 586-0600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

      WILLIAM G. KOHLHEPP, ESQ.                   STEPHEN A. OPLER, ESQ.
      ELIZABETH A. HORWITZ, ESQ.                MICHAEL R. MCALEVEY, ESQ.
            Cors & Bassett                            Alston & Bird
           1200 Carew Tower                        One Atlantic Center
           441 Vine Street                      1201 West Peachtree Street
        Cincinnati, Ohio 45202                 Atlanta, Georgia 30309-3424
            (513) 852-8200                            (404) 881-7000

                           --------------------------

      APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box [    ].
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box [    ].
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box [    ].
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering [    ].
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering [    ].

    If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box [    ].

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 5, 1997


PROSPECTUS

                                1,100,000 SHARES


                                     [LOGO]


                                  COMMON STOCK

    Of the 1,100,000 shares of $.01 par value common stock (the "Common Stock") offered hereby, 1,020,000 shares are being sold by Pomeroy Computer Resources, Inc. ("Pomeroy Computer Resources" or the "Company") and 80,000 shares are being sold by a certain stockholder of the Company (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder.


    The Company's Common Stock is traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "PMRY." On February 4, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $32.75 per share.


    SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                ----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                               PROCEEDS TO
                             PRICE TO       UNDERWRITING      PROCEEDS TO        SELLING
                              PUBLIC        DISCOUNT (1)      COMPANY (2)      STOCKHOLDER
Per Share...............         $                $                $                $
Total (3)...............         $                $                $                $

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses estimated at $600,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 165,000 additional shares of Common Stock to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $         , $         and $         , respectively.

                               ------------------

    The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares will be
available for delivery on or about        , 1997.

                               ------------------

        [LOGO]                                                                        [LOGO]

                                        , 1997

1. Photo of technicians in configuration room performing configuration and packaging activity.

-- Text below photo: "Configuration Services"

2. Picture of man sitting in front of a computer and monitor and another man leaning over the computer.

-- Text above photo: "On-site Services"

3. Photo of three people facing computers and monitors, with one leading discussion.

-- Text beside photo: "User Support Services"

4.  Photo of a man working with computer cables.

-- Text above photo: "Local & Wide Area Network Design, Integration and Support"

5. Photo of two men standing facing a projection screen with an Internet page displayed.

-- Text below photo: "Internet & Electronic Commerce Services"

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING NOTES THERETO, CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. PROSPECTIVE INVESTORS SHOULD ALSO REVIEW CAREFULLY THE INFORMATION SET FORTH UNDER "RISK FACTORS." UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (II) HAS BEEN ADJUSTED TO REFLECT A THREE-FOR-TWO SPLIT OF COMMON STOCK IN THE FORM OF A STOCK DIVIDEND EFFECTED ON OCTOBER 4, 1996, AND A 10% STOCK DIVIDEND EFFECTED ON MAY 22, 1995. A GLOSSARY OF NAMES AND CERTAIN TECHNICAL TERMS IS LOCATED AFTER THE FINANCIAL STATEMENTS IN THIS PROSPECTUS BEGINNING AT PAGE G-1.

                                  THE COMPANY

    Pomeroy Computer Resources, Inc. ("Pomeroy Computer Resources" or the "Company") is one of the ten largest network value-added resellers in the United States, as calculated by Network VAR Magazine based on 1995 local area networking revenues. As such, the Company offers a broad range of microcomputers and related products and provides a comprehensive selection of integration and support services including network and system design, equipment selection, procurement, complex network configuration, integration, Internet and electronic commerce services, depot repair, on-site maintenance, staffing and network management. The Company provides its products and services to a wide variety of commercial, health care, governmental, financial and educational customers. The Company's operating strategy is to provide its customers with cost-efficient comprehensive solutions that satisfy their information technology requirements. To achieve this objective, the Company uses its (i) relationships with leading computer hardware manufacturers, software developers and computer product distributors and service providers to deliver and support quality products at competitive prices, (ii) distribution skills to promptly and efficiently manage inventory and deliver products, and (iii) technical expertise to provide a broad range of value-added services.

    The Company offers microcomputer products from an array of manufacturers including Compaq, Hewlett-Packard, IBM, Lexmark and Toshiba. The Company sells these products together with a broad selection of networking, integration and software products from manufacturers including 3Com, Bay Networks, Intel, Microsoft and Novell. Services provided by the Company allow customers to outsource the selection, installation, integration and maintenance of their microcomputer systems.


    The Company, headquartered in northern Kentucky near Cincinnati, Ohio, services and supports its customers through its 208 direct sales and sales support representatives located in 15 regional offices in Kentucky, Iowa, Tennessee, Florida, Alabama, Indiana, North Carolina and South Carolina. The Company expects to open additional regional offices in Columbus, Ohio; Memphis, Tennessee; and Montgomery, Alabama in the first quarter of fiscal 1997 and an additional regional office in Tampa, Florida later in fiscal 1997. Pomeroy Computer Resources has more than 12,000 customers, the largest of which include Barnett Bank, Columbia/HCA, Commonwealth of Kentucky, GE, Principal Insurance and Providian. As of January 5, 1997, the Company had approximately 3,800 service contracts in effect (one customer may have multiple contracts) and employed approximately 470 service and technical personnel.


    The continuous technological changes occurring in the computer industry, combined with significant structural changes in the information technology requirements of large companies, have facilitated the Company's growth. Factors that influence organizations to seek the professional expertise of the Company include: the need for information regarding technological advances in microcomputer systems (such as Windows 95 and Windows NT); the reduced price and increased power of PCs; the increasing usage of intranets, the Internet and the World Wide Web; the emergence of open, distributed client/server systems (LANs and WANs) as a viable alternative to mainframe systems; the increased use of software products for such networks; the increased need to access information from, and equip personnel at, remote sites and the continued effort by organizations to reduce costs by outsourcing their information technology requirements.

                                  ACQUISITIONS

    Acquisitions have contributed significantly to the Company's growth. The Company believes that acquisitions are one method of increasing its presence in existing markets, expanding into new geographic markets, adding experienced service personnel, gaining new product offerings and services, obtaining more competitive pricing as a result of increased purchasing volumes of particular products and improving operating efficiencies through economies of scale. In recent years, there has been consolidation among providers of microcomputer products and services and the Company believes that this consolidation will continue, which, in turn, may present additional opportunities for the Company to grow through acquisitions.

    The following table provides a summary of the Company's acquisitions since its initial public offering in April 1992.

Name of Acquired Company                                        Location(s)      Date Acquired
-----------------------------------------------------------  ------------------  --------------
C&N Corp...................................................  Knoxville, TN       December 1992
                                                             Jacksonville, FL
The Computer Store of Kentucky.............................  Louisville, KY      July 1993
  d/b/a Connecting Point
Xenas Communications Corp..................................  Cincinnati, OH      November 1994
  d/b/a Envision
Cabling Unlimited, Inc.....................................  Indianapolis, IN    October 1995
The Computer Supply Store, Inc.............................  Des Moines, IA      March 1996
AA Microsystems, Inc.......................................  Birmingham, AL      August 1996
Communications Technology, Inc. ...........................  Hickory, NC         October 1996
  d/b/a DILAN                                                Charlotte, NC
                                                             Raleigh, NC
                                                             Winston-Salem, NC
                                                             Greenville, SC

    The Company is currently engaged in preliminary discussions with potential acquisition candidates. Although it has no binding commitments to acquire such candidates, management believes that the Company may acquire one or more of these candidates in the future. See "Risk Factors--Rapid Growth" and "Business--Acquisitions."


                                  THE OFFERING


Common Stock offered by the Company........................  1,020,000 shares
Common Stock offered by the Selling Stockholder............  80,000 shares
Common Stock to be outstanding after the offering..........  7,488,518 shares (1)
Use of proceeds............................................  Reduce indebtedness; general business purposes and acquisitions. See "Use of
                                                             Proceeds."
Nasdaq National Market symbol..............................  PMRY

--------------------

(1) Excludes 292,175 shares subject to outstanding options at January 5, 1997 at a weighted average exercise price of $7.27 per share. See Note 15 of the Notes to Consolidated Financial Statements.



                            RECENT FINANCIAL RESULTS



    The Company recently announced financial results for the fourth quarter and the fiscal year ended January 5, 1997. Total net sales and revenues for the fourth quarter ended January 5, 1997 increased $43.0 million, or 72.5%, to $102.3 million from $59.3 million in the fourth quarter of fiscal 1995. Net income for the fourth quarter of fiscal 1996 increased 136.0% to $3.1 million, or $0.47 per fully diluted share from $1.3 milion, or $0.32 per fully diluted share in the fourth quarter of fiscal 1995.



    Total net sales and revenues increased $105.7 million, or 45.8%, to $336.4 million in fiscal 1996 from $230.7 million in fiscal 1995. Net income for fiscal 1996 increased 43% to $6.2 million, or $1.14 per fully diluted share from $4.4 million, or $1.08 per fully diluted share in fiscal 1995. Fiscal 1996 results include an after tax charge of $2.6 million or $0.48 per share associated with the settlement and related costs arising from the Vanstar litigation.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       FISCAL YEAR (1)                      NINE MONTHS ENDED OCTOBER 5,
                                        ----------------------------------------------  ------------------------------------
                                                                         1995                                 1996
                                                                ----------------------              ------------------------
                                                                            PRO FORMA                            PRO FORMA
                                           1993        1994       ACTUAL       (2)         1995       ACTUAL       (2)(3)
                                        ----------  ----------  ----------  ----------  ----------  ----------  ------------
STATEMENT OF INCOME DATA:
Net sales and revenues................  $  112,178  $  144,575  $  230,710  $  291,209  $  171,458  $  234,035   $  245,852
Gross profit..........................      18,027      23,674      33,536      41,531      24,399      37,113       38,588
Income from operations................       4,053       5,557       9,285      10,735       6,595      11,097       11,538
Net income............................       1,900       2,727       4,367       4,794       3,048       3,117        3,371
Net income per share
 (fully diluted)......................  $     0.52  $     0.75  $     1.08  $     1.14  $     0.76  $     0.61   $     0.65
Weighted average shares outstanding
 (fully diluted) (4)..................       3,651       3,644       4,044       4,194       4,019       5,086        5,236


                                                                                         AS OF OCTOBER 5, 1996
                                                                                       --------------------------
                                                                                                    AS ADJUSTED
                                                                                         ACTUAL         (5)
                                                                                       ----------  --------------
BALANCE SHEET DATA:
Working capital......................................................................  $   26,675    $   57,559
Total assets.........................................................................     108,081       122,384
Total debt (6).......................................................................      18,711         2,130
Stockholders' equity.................................................................      42,697        73,581


------------------
(1) The Company's fiscal year ends on January 5th of the following year.
(2) The pro forma statement of income data is based on the historical financial information of the Company and TCSS and includes pro forma adjustments to reflect pro forma results of operations as if the acquisition of TCSS had occurred on January 6, 1995. See "Selected Pro Forma Consolidated Financial and Operating Data" and "Business--Acquisitions."
(3) The first nine months of 1996 actual and pro forma results reflect the Vanstar litigation settlement and related costs of $4,392. Without this charge, net income and fully diluted net income per share for the first nine months of 1996, actual and pro forma, would have been $5,730 and $1.13, and $5,984 and $1.15, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(4) Reflects a 10% stock dividend effected on May 22, 1995 and a three-for-two stock split effected as a stock dividend on October 4, 1996.

(5) Adjusted to reflect the sale by the Company of 1,020,000 shares of Common Stock offered hereby at an assumed offering price of $32.75 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

(6) Total debt excludes floor plan financing, which is classified as accounts payable. See Note 6 of the Notes to Consolidated Financial Statements.

         SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

    Certain of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Selected Pro Forma Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this Prospectus and in documents incorporated herein by reference may constitute forward-looking statements for purposes of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause the actual results, performance or achievements of the Company to differ materially from the Company's expectations are disclosed in this Prospectus and in documents incorporated herein by reference ("Cautionary Statements"), including, without limitation, those statements made in conjunction with the forward-looking statements included under "Risk Factors" and otherwise herein. All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Statements.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY.

DEPENDENCE ON MAJOR CUSTOMERS


    For fiscal years 1994 and 1995, and the first nine months of fiscal 1996, approximately 44%, 42% and 41% of the Company's total net sales and revenues, respectively, were derived from its top 10 customers and four of the Company's top 10 customers, Columbia/HCA, Barnett Bank, Commonwealth of Kentucky and Champion were the same during each of those periods. Sales in those periods to the single largest customer of each period comprised approximately 9%, 19%, and 13% of the Company's total net sales and revenues, respectively. The Company's single largest customer was P&G in 1994 and Columbia/HCA in 1995 and 1996. A loss of one or more of the Company's major customers could have a material adverse effect on the Company's operations and financial results. There can be no assurance that the Company will be able to retain its major customers. In addition, there is no assurance that the Company will continue to attract customers with roll-out projects. See "Business--Marketing and Customers."


PRODUCT SUPPLY

    The increasing demand for microcomputers has resulted in significant product supply shortages from time to time because manufacturers have been unable to produce sufficient quantities of certain products to meet demand. There can be no assurance that manufacturers will be able to maintain an adequate supply of products in order for the Company to fulfill all of its customers' orders in a timely manner. Failure to obtain adequate product supplies could have a material adverse effect on the Company's operations and financial results. In addition, the Company purchases products directly from certain manufacturers including Compaq and IBM. If a manufacturer who sells directly to the Company discontinues direct sales of its products to the Company, the Company would be required to purchase the product from an aggregator or distributor. This could materially and adversely affect the Company's ability to obtain products that are in great demand or to obtain products at current costs. See "Business--Products."

RAPID GROWTH

    The Company has experienced rapid growth both internally and through acquisitions, and the Company intends to continue to pursue both types of growth opportunities as part of its business strategy. There can be no assurance that the Company will be successful in maintaining its rapid growth in the future. The Company expects that more of its future growth will result from acquisitions. In 1996, the Company completed three acquisitions and continues to evaluate expansion and acquisition opportunities that would complement its ongoing operations. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies into the Company without substantial costs, delays or other problems. In addition, there can be no assurance that companies acquired in the future will be profitable at the time of their acquisition or will achieve levels of profitability that justify the investment therein. Acquisitions may involve a number of special risks, including, but not limited to, adverse short-term effects on the Company's reported operating results, diversion of management's attention, dependence on retaining, hiring and training key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's operations and financial results. See "Business--Acquisitions" and "--Operating and Growth Strategy."

VENDOR REBATES AND VOLUME DISCOUNTS

    The Company's profitability has been favorably affected by its ability to obtain rebates and volume discounts from manufacturers and through aggregators and distributors. Any change in the level of rebates, volume discount schedules or other marketing programs offered by manufacturers that results in the reduction or elimination of rebates or discounts currently received by the Company could have a material adverse effect on the Company's operations and financial results. In particular, a reduction or elimination of rebates related to government and educational customers could adversely affect the Company's ability to serve those customers profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

MANUFACTURER MARKET DEVELOPMENT FUNDS

    Several manufacturers offer market development funds, cooperative advertising and other promotional programs to computer resellers. These funds are accounted for as a reduction in selling, general and administrative expenses, thereby increasing net income. While such programs have been available to the Company in the past, there is no assurance that these programs will be continued. The dollar amount of funds awarded to the Company for fiscal years 1994 and 1995, and the first nine months of fiscal 1996, represented 1.3%, 1.3% and 0.9% of total net sales and revenues, respectively. The dollar amount of these funds decreased during the first nine months of 1996 due to the Company's purchasing patterns and other pricing concessions being granted by manufacturers, aggregators and distributors in lieu of market development funds. Any discontinuance or material reduction of these programs could have an adverse effect on the Company's operations and financial results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

MANAGEMENT INFORMATION SYSTEM

    The Company relies upon the accuracy and proper utilization of its management information system to provide timely distribution services, manage its inventory and track its financial information. To manage its growth, the Company is continually evaluating the adequacy of its existing systems and procedures and has recently implemented a new, integrated management information system and continues to integrate additional functions. The Company anticipates that it will regularly need to make capital expenditures to upgrade and modify its management information system, including software and hardware, as the Company grows and the needs of its business change. There can be no assurance that the Company will anticipate all of the demands which its expanding operations will place on its management information system. The occurrence of a significant system failure or the Company's failure to expand or successfully implement its systems could have a material adverse effect on the Company's operations and financial results. See "Business--Operations."

MARKET CONDITIONS; POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the Common Stock has risen substantially since the Company's public offering in June 1996. The Common Stock has experienced substantial price volatility and such volatility may occur in the future, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in its industry or in the markets served by the Company. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. See "Price Range of Common Stock."

DEPENDENCE ON TECHNICAL EMPLOYEES

    The success of the Company's services business, in particular its network and integration services, depends in large part upon the Company's ability to attract and retain highly skilled technical employees in competitive labor markets. There can be no assurance that the Company will be able to attract and retain sufficient numbers of skilled technical employees. The loss of a significant number of the Company's existing technical personnel or difficulty in hiring or retaining technical personnel in the future could have a material adverse effect on the Company's operations and financial results. See "Business--Services" and "--Employees."

COMPETITION

    The microcomputer market is highly competitive based on performance, quality and price. The Company directly competes with local, regional, national and international resellers and distributors and mail order providers of microcomputer products and services, including but not limited to network integrators and corporate divisions of superstores. While the Company's competitors vary depending upon the particular market, some of the competitors of the Company include CompuCom, Dataflex, Entex, InaCom, MicroAge, Sarcom and Vanstar as to product sales and Andersen Consulting, EDS, ISSC, MicroAge, Vanstar and XLConnect as to services. Also, the computer industry continues to experience a significant amount of consolidation. In the future, the Company may face further competition from new market entrants and possible alliances between existing competitors. Certain computer superstores have expanded their marketing efforts to target segments of the Company's customer base, which could have a material adverse impact on the Company's operations and financial results. Some of the Company's competitors have, or may have, greater financial, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, benefit from greater purchasing economies, offer more aggressive hardware and service pricing to their customers, and devote greater resources to the promotion of their products and services. There can be no assurance that the Company will be able to compete successfully in the future with such competitors.

    The Company also competes with microcomputer manufacturers which market through direct sales forces and distributors. More aggressive competition by the Company's principal manufacturers of microcomputer products, such as offering a full range of services in addition to products, could have a material adverse effect on the Company's operations and financial results. See "Business--Competition."

DEPENDENCE ON KEY MANUFACTURERS' AUTHORIZATIONS

    Authorization is required before the Company may sell certain manufacturers' products. The Company is an authorized reseller for 35 manufacturers, and offers the products of over 1,000 manufacturers. Sales of products manufactured by Compaq, Hewlett-Packard and IBM during fiscal years 1994 and 1995 and the first nine months of fiscal 1996, collectively comprised approximately 74%, 68% and 58% respectively, of the Company's total sales of equipment and supplies. The loss of a significant manufacturer's authorization or the deterioration of the Company's relationship with a significant manufacturer could have a material adverse effect on the Company's operations and financial results. There can be no assurance that the Company will continue as an authorized reseller for any manufacturer or that the current terms offered by any manufacturer, including pricing terms, will not adversely change in the future. Substantially all of the Company's agreements may be terminated by the manufacturer without cause upon 30 to 90 days' notice or immediately upon the occurrence of certain events. See "Business--Products."

RAPID TECHNOLOGICAL CHANGE

    The microcomputer products market is characterized by rapidly changing technology and frequent introductions of new products and product enhancements. The Company's continued success will depend on its ability to keep pace with technological developments of new products and services and its ability to fulfill increasingly sophisticated customer requirements. There can be no assurance that the Company's current manufacturers, suppliers and technical employees will be able to provide the products and support necessary to remain competitive. In addition, there can be no assurance that the Company will be able to obtain authorizations from new manufacturers or for new products that gain market acceptance. If the Company were to incur delays in sourcing and developing new services and product and service enhancements, or delays in obtaining new products, such delays could have a material adverse effect on the Company's operations and financial results. See "Business--Industry Trends" and "--Products."

INVENTORY MANAGEMENT

    The PC industry is characterized by rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence. While most of the inventory stocked by the Company is for specific customer orders, inventory devaluation or obsolescence could have a material adverse effect on the Company's operations and financial results. Current industry practice among manufacturers is to provide price protection intended to reduce the risk of inventory devaluation, although such policies are subject to change at any time and there can be no assurance that such price protection will be available to the Company in the future. Also, the Company currently has the option of returning inventory to certain manufacturers and distributors, subject to certain limitations. The amount of inventory that can be returned to manufacturers without a restocking fee varies under the Company's agreements and such return policies may provide only limited protection against excess inventory. There can be no assurance that new product developments will not have a material adverse effect on the value of the Company's inventory or that the Company will successfully manage its existing and future inventory. In addition, the Company stocks parts inventory for its services business. Parts inventory is more likely to experience a decrease in valuation as a result of technological change and obsolescence and there are no price protection practices offered by manufacturers with respect to parts. See "Business--Operations."

DEPENDENCE ON KEY PERSONNEL


    The success of the Company is dependent on the services of David B. Pomeroy, II, its Chairman of the Board, President and Chief Executive Officer and other key personnel. The Company maintains $1.0 million in key man life insurance insuring the life of Mr. Pomeroy. The loss of the services of Mr. Pomeroy or other key personnel could have a material adverse effect on the Company's business. The Company has entered into employment agreements with certain of its key personnel, including Mr. Pomeroy. The Company's success and plans for future growth will also depend on its ability to attract and retain highly skilled personnel in all areas of its business. See "Management."


INDUSTRY CONDITIONS

    The microcomputer industry has experienced volatility in recent years. Although the current industry climate is generally favorable, in the past, distributors and resellers in the industry have faced a number of adverse business conditions, including pricing pressures, evolving distribution channels, market consolidation and a decline in the rate of growth in sales of microcomputers. In the past, these factors have caused a reduction in sales growth and per unit revenue and a decline in gross profit margins for many microcomputer resellers, including the Company. The recurrence of such adverse business conditions could have a material adverse effect on the Company's operations and financial results. See "Business--General" and "--Competition."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

    Quarterly results may fluctuate as a result of a number of factors including: the timing of large roll-out projects; increased competition; changes in pricing policy by the Company, its competitors or manufacturers; the timing of new product introductions by manufacturers; and general economic conditions. Acquisitions may also have a significant impact on quarterly results. Revenues from the sales of product are recognized upon shipment to the customer. The results for a particular quarter could vary significantly due to the timing of large roll-out projects, since such projects are frequently subject to delays associated with large capital expenditures and authorization procedures within large companies and governmental entities.

In addition, operating results are sensitive to changes in the mix of revenues derived from the sale of products as compared to service revenues which typically have higher gross margins than product sales. The Company's inability to obtain rebates, other favorable pricing terms, or market development funds also could have a material adverse effect on the Company's gross profit margins or operating profit margins. Fluctuations in quarterly results could cause volatility in the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTROL BY PRINCIPAL STOCKHOLDER


    Based on the number of shares of Common Stock that will be outstanding upon completion of this offering, David B. Pomeroy, II will beneficially own 22.0% of the outstanding Common Stock (approximately 21.6% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Pomeroy will have significant influence over the affairs of the Company. See "Principal and Selling Stockholders."


EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

    The Company's Certificate of Incorporation (the "Certificate") authorizes the issuance of one or more series of Preferred Stock, the terms of which may be fixed by the Board of Directors. Additionally, the Certificate limits the ability of stockholders to call special meetings or to amend the Company's Certificate or Bylaws. Each of these provisions, as well as the Delaware business combination statute to which the Company is subject, could have the effect of delaying or preventing a change in control of the Company.

                                USE OF PROCEEDS


    The net proceeds from the sale of 1,020,000 shares of Common Stock offered by the Company hereby, after deducting the underwriting discount and estimated offering expenses payable by the Company, are estimated to be approximately $30.9 million (approximately $36.0 million if the Underwriters' over-allotment option is exercised in full). The Company currently intends to use a portion of the proceeds to pay the entire outstanding indebtedness under the Company's credit arrangements with Star Bank (the "Credit Facility"), which indebtedness totalled $21.9 million at January 5, 1997. The Credit Facility carries a variable interest rate based on (i) Star Bank's prime rate less an incentive pricing spread (the "Incentive Pricing Spread") based on certain financial ratios of the Company or (ii) LIBOR plus the Incentive Pricing Spread, at the Company's election. The Incentive Pricing Spread is adjusted quarterly. The Credit Facility expires in April 1997.


    The Company utilizes the Credit Facility primarily for working capital; however, approximately $4.5 million was borrowed in March 1996 to finance a portion of the purchase price for the Company's acquisition of TCSS, a total of $3.3 million was borrowed in April and August 1996 to finance the settlement payments to Vanstar and $5.4 million was borrowed in October 1996 to finance the Company's acquisition of DILAN. See "Business--Acquisitions." The reduction in indebtedness will increase the availability of bank credit for general business purposes and possible future acquisitions.


    The Company also intends to use certain of the net proceeds of this offering for general business purposes. In addition, the Company may use a portion of the proceeds of this offering for the acquisition of businesses, products, or technologies of strategic importance to the Company. No portion of the proceeds of this offering has been allocated to any specific acquisition, and the Company has not entered into any agreements or letters of intent with respect to any future acquisitions, although the Company continually seeks to identify and evaluate potential acquisition candidates. The Company has entered into preliminary discussions with a small network service provider located in Indiana. If consummated, this acquisition would not be material to the Company. See "Risk Factors--Rapid Growth" and "Business-- Operating and Growth Strategy." The Company will not receive any of the proceeds from the sale of the 80,000 shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company at October 5, 1996 and as adjusted to give effect to the receipt of the net proceeds from the sale of 1,020,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $32.75 per share. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included herein.



                                                                                               OCTOBER 5, 1996
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
Short-term debt (1).......................................................................  $  17,187   $     606
Long-term debt............................................................................      1,524       1,524
Stockholders' equity:
  Preferred stock: 2,000,000 shares authorized; none issued...............................     --          --
  Common stock: 10,000,000 shares authorized: 6,397,346 shares issued and outstanding and
    7,417,346 shares issued and outstanding, pro forma as adjusted (2)....................         64          74
Additional paid-in capital................................................................     33,622      64,496
Retained earnings.........................................................................      9,215       9,215
Less treasury stock, at cost (20,900 shares at October 5, 1996)...........................       (204)       (204)
                                                                                            ---------  -----------
    Total stockholders' equity............................................................     42,697      73,581
                                                                                            ---------  -----------
    Total capitalization (3)..............................................................  $  61,408   $  75,711
                                                                                            ---------  -----------
                                                                                            ---------  -----------


------------------

(1) Short-term debt excludes floor plan financing which is classified as accounts payable. See Note 6 of the Notes to Consolidated Financial Statements.

(2) Excludes 311,853 shares reserved for additional option grants under the Company's stock option plans and excludes 363,147 shares subject to outstanding options at October 5, 1996. See Note 15 of the Notes to Consolidated Financial Statements.

(3) Consists of short-term debt, long-term debt and total stockholders' equity.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The following table sets forth, for the periods indicated, the high and low sales price for the Common Stock for the quarters indicated as reported on the Nasdaq National Market. The following prices have been adjusted to reflect the 10% stock dividend effected on May 22, 1995 and a three-for-two stock split in the form of a stock dividend effected on October 4, 1996.


                                                                                 PRICE RANGE
                                                                             --------------------
                                                                               HIGH        LOW
                                                                             ---------  ---------
FISCAL 1995
  First Quarter............................................................  $    9.24  $    5.61
  Second Quarter...........................................................      12.67       7.88
  Third Quarter............................................................      13.83      10.50
  Fourth Quarter...........................................................      12.33       7.50

FISCAL 1996
  First Quarter............................................................  $   10.50  $    8.00
  Second Quarter...........................................................      11.33       8.67
  Third Quarter............................................................      22.75       9.17
  Fourth Quarter...........................................................      38.00      20.38

FISCAL 1997
  First Quarter (through February 4, 1997).................................  $   38.00  $   27.00



    On February 4, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $32.75. As of January 31, 1997, there were approximately 217 holders of record of the Common Stock.


    Since its initial public offering of Common Stock on April 3, 1992, the Company has not paid any cash dividends on the Common Stock. The Company currently intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate paying cash dividends in the foreseeable future. In addition, the Credit Facility prohibits the payment of cash dividends.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table summarizes certain selected consolidated financial information for each of the last five fiscal years and for the nine months ended October 5, 1996 derived from the Consolidated Financial Statements of the Company. The selected consolidated financial information for the nine months ended October 5, 1995 is derived from the unaudited financial statements of the Company. In the opinion of management, the unaudited results of operations for the nine months ended October 5, 1995 include all adjustments, consisting only of normal recurring accruals necessary for a fair presentation of such information. The results of operations for the nine months ended October 5, 1996 are not necessarily indicative of the results that may be expected for the full fiscal year. The information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus or incorporated by reference herein.

                                                                                                               NINE MONTHS ENDED
                                                                        FISCAL YEARS (1)                           OCTOBER 5,
                                                     -------------------------------------------------------  --------------------
                                                       1991      1992 (2)      1993     1994 (3)     1995       1995     1996 (4)
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF INCOME DATA:
  Net sales and revenues:
    Equipment and supplies.........................  $  43,492   $  53,752   $ 102,442  $ 130,270  $ 211,150  $ 157,418  $ 214,092
    Services and other.............................      6,464       7,637       9,736     14,305     19,560     14,040     19,943
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
  Total net sales and revenues.....................     49,956      61,389     112,178    144,575    230,710    171,458    234,035

  Cost of equipment and supplies...................     36,217      46,839      92,358    117,594    192,839    143,736    192,541
  Cost of services and other.......................      1,371       1,337       1,793      3,307      4,335      3,324      4,381
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
      Total cost of sales and revenues.............     37,588      48,176      94,151    120,901    197,174    147,060    196,922
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
  Gross profit.....................................     12,368      13,213      18,027     23,674     33,536     24,398     37,113
  Operating expenses:
    Selling, general and administrative............      8,653       9,225      12,969     17,231     23,247     17,130     24,313
    Royalty expense................................      1,485       1,732         605     --         --         --         --
    Depreciation and amortization..................        149         203         400        886      1,004        673      1,703
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
      Total operating expense......................     10,287      11,160      13,974     18,117     24,251     17,803     26,016
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
  Income from operations...........................      2,081       2,053       4,053      5,557      9,285      6,595     11,097
  Other expense (income):
    Interest expense...............................        754         604         850      1,031      1,999      1,507      1,594
    Litigation settlement and related costs........     --          --          --         --         --         --          4,392
    Miscellaneous..................................         26         (54)        (57)       (57)       (64)       (34)      (133)
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
      Total other expense..........................        780         550         793        974      1,935      1,473      5,853
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
Income from continuing operations before income
  taxes (5)........................................      1,301       1,503       3,260      4,583      7,350      5,122      5,244
Income tax expense.................................         40         523       1,360      1,856      2,983      2,074      2,127
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
Net income from continuing operations..............  $   1,261   $     980   $   1,900  $   2,727  $   4,367  $   3,048  $   3,117
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
Net income from continuing operations per share
  (fully diluted) (6)..............................  $    0.57   $    0.31   $    0.52  $    0.75  $    1.08  $    0.76  $    0.61
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  -----------  ---------  ---------  ---------  ---------  ---------
  Pro forma income from continuing operations
    (7)............................................  $     702   $     917   $   1,900  $   2,727  $   4,367  $   3,048  $   3,117
  Pro forma net income (7).........................        684         702       1,900      2,727      4,367      3,048      3,117
  Pro forma net income per share
    (fully diluted) (6)(7).........................  $    0.31   $    0.22   $    0.52  $    0.75  $    1.08  $    0.76  $    0.61

                                                                 AS OF FISCAL YEAR END                    AS OF OCTOBER 5,
                                                 -----------------------------------------------------  --------------------
                                                   1991       1992       1993       1994       1995       1995       1996
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Working capital................................  $     301  $   5,768  $   6,522  $   6,556  $  10,340  $  10,233  $  26,675
Total assets...................................     18,852     26,813     34,086     57,061     63,985     72,895    108,081
Total debt (8).................................      6,729      7,053      9,124     16,031     17,386     16,807     18,711
Stockholders' equity...........................      2,766      8,616     10,594     13,130     19,200     17,550     42,697

----------------------

(1) On December 30, 1992, the Company changed its fiscal year from a 52 or 53-week period ending on the first Saturday following December 31 to a 12-month period ending January 5.

(2) During fiscal 1992, the Company acquired the outstanding stock of C&N Corp. and discontinued the Company's retail operations.

(3) During fiscal 1994, the Company acquired the outstanding stock of Xenas. See
    Note 12 of Notes to Consolidated Financial Statements.

(4) In March 1996, the Company acquired the assets of TCSS. See Note 12 of Notes to Consolidated Financial Statements.

(5) The first nine months of 1996 reflect the Vanstar litigation settlement and related costs of $4,392. Without this charge, net income would have been $5,730 and fully diluted net income per share would have been $1.13 for the first nine months of 1996.

(6) Net income per share from continuing operations and pro forma per share amounts are calculated using pro forma weighted average shares outstanding adjusted for the three-for-two stock split in the form of a stock dividend effective on October 4, 1996.

(7) The pro forma data compares the net operating results of the Company for fiscal years 1991 and 1992 with the comparable results for fiscal years 1993 through 1995 as if the Company had been taxed as a C Corporation on all income in fiscal 1991 and 1992 at an effective rate of 39%. The net operating results for 1991 do not include a charge for compensation of the Company's principal stockholder.

(8) Total debt excludes floor plan financing which is classified as accounts payable. See Note 6 of Notes to Consolidated Financial Statements.

          SELECTED PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The selected pro forma consolidated financial data presented below are derived from the Company's Consolidated Financial Statements and related Notes included elsewhere in this Prospectus or incorporated by referenced herein, as adjusted to give effect to the acquisition of TCSS. See "Business-- Acquisitions." The selected pro forma statement of income data give effect to the acquisition of TCSS as if it had occurred on January 6, 1995. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The pro forma financial data do not purport to represent what the Company's results of operations would actually have been had the acquisition of TCSS in fact occurred on such date, or to project the Company's results of operations for any future period. The selected pro forma consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business-- Acquisitions," the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein and the Pro Forma Consolidated Condensed Statement of Income.

                                                                                       PRO FORMA CONSOLIDATED
                                                                                    FINANCIAL AND OPERATING DATA
                                                                                   ------------------------------
                                                                                     YEAR ENDED     NINE MONTHS
                                                                                     JANUARY 5,    ENDED OCTOBER
                                                                                        1996          5, 1996
                                                                                   --------------  --------------
STATEMENT OF INCOME DATA:
  Net sales and revenues:
    Equipment and supplies.......................................................    $  270,532      $  225,669
    Services and other...........................................................        20,677          20,183
                                                                                   --------------  --------------
      Total net sales and revenues...............................................       291,209         245,852

  Cost of equipment and supplies.................................................       245,068         202,836
  Cost of services and other.....................................................         4,610           4,428
                                                                                   --------------  --------------
      Total cost of sales and revenues...........................................       249,678         207,264
                                                                                   --------------  --------------
  Gross profit...................................................................        41,531          38,588
  Operating expenses:
    Selling, general and administrative..........................................        29,050          25,194
    Depreciation and amortization................................................         1,746           1,856
                                                                                   --------------  --------------
      Total operating expenses...................................................        30,796          27,050
                                                                                   --------------  --------------
  Income from operations.........................................................        10,735          11,538
  Other expenses (income):
    Interest expense.............................................................         2,724           1,609
    Litigation settlement and related costs......................................        --               4,392
    Miscellaneous................................................................           (59)           (131)
                                                                                   --------------  --------------
      Total other expenses.......................................................         2,665           5,870
                                                                                   --------------  --------------
Income from continuing operations before income taxes............................         8,070           5,668
Income tax expense...............................................................         3,276           2,297
                                                                                   --------------  --------------
Net income from continuing operations............................................    $    4,794      $    3,371(1)
                                                                                   --------------  --------------
                                                                                   --------------  --------------
Net income from continuing operations per share (fully diluted)..................    $     1.14      $     0.65(1)
                                                                                   --------------  --------------
                                                                                   --------------  --------------

------------------

(1) The first nine months of 1996 pro forma results reflect the Vanstar litigation settlement and related costs of $4,392. Without this charge, pro forma net income would have been $5,984 and pro forma fully diluted net income per share would have been $1.15.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company has experienced significant growth in recent years as total net sales and revenues have increased to $293.3 million for the twelve months ended October 5, 1996 from $50.0 million in fiscal 1991, a compound annual growth rate of 44.8%. During the same period, net income increased to $7.0 million (excluding the impact of the Vanstar litigation settlement) from $1.3 million, a compound annual growth rate of 43.4%. During the first nine months of 1996, total net sales and revenues were $234.0 million, which represents an increase of $62.6 million, or 36.5%, over total net sales and revenues from the same period in 1995. During the first nine months of 1996, the Company had net income of $3.1 million which represents an increase of $0.1 million from net income of $3.0 million in the same period in 1995. Excluding the effect of the Vanstar litigation settlement in 1996, net income would have been $5.7 million which represents an increase of $2.7 million or 90.0% over the same period in 1995. The Company has been able to increase its total net sales and revenues by expanding its base of commercial, health care, governmental and educational customers, acquiring and opening new branches and taking advantage of the increased use of and demand for microcomputers.

    The Company offers a wide range of microcomputer products and related services. Typically, equipment and supplies sales carry relatively lower gross profit margins while service revenues carry significantly higher gross profit margins. For fiscal years 1994 and 1995, and the first nine months of fiscal 1996, the gross profit margin on equipment and supplies sales was 9.7%, 8.7% and 10.1%, respectively, while the gross profit margin on service revenues was 76.9%, 77.8% and 78.0%, respectively.


    In fiscal 1995 and 1994, total net sales and revenue growth benefited from roll-out projects with major customers (including hardware, software and services), which are typically not recurring on an annual basis. Such projects, as well as other high-volume equipment sales, typically have a lower than average gross profit margin on the sale of hardware but are often accompanied by service revenues which have a higher than average gross profit margin. However, the overall gross profit margin contributed by such projects is lower than the Company's average gross profit margin on total net sales and revenues. Because of the magnitude of these projects, they can cause substantial short-term variability in both sales and service revenues and gross profit margins. Roll-out customers in fiscal 1995 and 1994 included GE, Long John Silvers', Providian, and Western-Southern. In the first nine months of fiscal 1996, there was only one small roll-out project. However, in December 1996, the Company was awarded two contracts which the Company estimates will result in approximately $45 million of sales and revenues over the immediately following 18-month period. In January 1997, the Company was awarded two contracts which the Company estimates will result in approximately $15 million of sales and revenues during fiscal 1997.



    The Company's customer base changes from year to year. The largest customers are typically growing businesses and governmental entities that are purchasing equipment and services for multiple locations. While only four of the Company's top 10 customers were the same during fiscal 1994, 1995 and the first nine months of 1996, many of the Company's largest customers in a given year may remain customers of the Company at reduced levels. Customers who purchase a large volume of equipment in one year may purchase services offered by the Company in subsequent years. Although the Company has been successful in retaining most of its larger customers, the microcomputer products and services market is highly competitive. See "Business--Competition." Contracts with customers do not require the customer to purchase microcomputer products or services exclusively from the Company. Most contracts are for a term of 12 to 24 months and, in order to be renewed, may require submission of a new bid in response to the customer's request for proposals. See "Risk Factors--Dependence on Key Customers."


    Another major component of revenue growth has been the opening of new branches by either internal expansion or acquisition. In fiscal 1994, the Company opened two new branches, accounting for $5.5 million, $50.6 million and $60.8 million of net sales and revenues in fiscal 1994 and 1995 and the first nine months of 1996, respectively. In fiscal 1994 and 1995, the Company made two acquisitions which contributed $0.3 million, $2.1 million and $2.8 million to total net sales and revenues for the same periods since their dates of acquisition. In the first nine months of 1996, the Company acquired two companies, TCSS, a computer reseller based in Des Moines, Iowa (1995 total revenue of $60.5 million) and AA Microsystems, Inc., a network systems integrator in Birmingham, Alabama (1995 total revenue of $2.9 million). Combined, these two acquisitions contributed since their dates of acquisition (March 1996 and August 1996, respectively), $47.2 million to the Company's total net sales and revenues for the first nine months of 1996. On October 11, 1996, the Company acquired DILAN, a network integrator based in Hickory, North Carolina (fiscal year ended March 31, 1996 total revenue of $19.3 million). See "Business--Acquisitions."


    Gross profit margins can vary significantly on a quarterly basis and are affected by a number of factors including: the timing of large roll-out projects; increased competition; changes in pricing policies by the Company, its competitors or manufacturers; manufacturers' rebate programs; the timing of new product introductions by manufacturers; changes in the mix of revenues derived from the sale of products as compared to service revenues and general economic conditions. Manufacturers' rebates (which, together with the market development funds are collectively referred to on the Company's Consolidated Balance Sheets and related Notes as Vendor Incentive Rebates) and other favorable pricing terms from manufacturers are accounted for as a reduction in the cost of goods sold. The Company's operating profit margins are favorably affected by the receipt of market development funds from a number of its manufacturers since such funds are accounted for as a reduction in selling, general and administrative expenses.

RESULTS OF OPERATIONS

    The following table presents, for the period indicated, the components of the Company's statement of income as a percentage of total net sales and revenues.

                                                                                                      NINE MONTHS ENDED
                                                                               FISCAL YEARS               OCTOBER 5,
                                                                         ------------------------  ------------------------
                                                                            1994         1995         1995         1996
                                                                         -----------  -----------  -----------  -----------
STATEMENT OF INCOME DATA:
  Net sales and revenues:
    Equipment and supplies.............................................       90.1%        91.5%        91.8%        91.5%
    Services and other.................................................        9.9          8.5          8.2          8.5
                                                                             -----        -----        -----        -----
      Total net sales and revenues.....................................      100.0        100.0        100.0        100.0

  Cost of equipment and supplies.......................................       81.3         83.6         83.9         82.3
  Cost of services and other...........................................        2.3          1.9          1.9          1.8
                                                                             -----        -----        -----        -----
      Total cost of sales and revenues.................................       83.6         85.5         85.8         84.1
                                                                             -----        -----        -----        -----
  Gross profit.........................................................       16.4         14.5         14.2         15.9

  Operating expenses:
    Selling, general and administrative................................       11.9         10.1         10.0         10.4
    Depreciation and amortization......................................        0.6          0.4          0.4          0.7
                                                                             -----        -----        -----        -----
      Total operating expenses.........................................       12.5         10.5         10.4         11.1
                                                                             -----        -----        -----        -----
  Income from operations...............................................        3.9          4.0          3.8          4.8

  Other expense:
    Interest expense...................................................        0.7          0.8          0.8          0.7
    Litigation settlement and related costs............................      --           --           --             1.9
                                                                             -----        -----        -----        -----
      Total other expense..............................................        0.7          0.8          0.8          2.6
                                                                             -----        -----        -----        -----
Income before income taxes.............................................        3.2          3.2          3.0          2.2
Income tax expense.....................................................        1.3          1.3          1.2          0.9
                                                                             -----        -----        -----        -----
Net income.............................................................        1.9%         1.9%         1.8%         1.3%
                                                                             -----        -----        -----        -----
                                                                             -----        -----        -----        -----

NINE MONTHS ENDED OCTOBER 5, 1996 COMPARED TO NINE MONTHS ENDED OCTOBER 5, 1995

    TOTAL NET SALES AND REVENUES. Total net sales and revenues increased $62.6 million, or 36.5%, to $234.0 million in the first nine months of 1996 from $171.5 million in the first nine months of 1995. This increase was attributable to the acquisition of TCSS and increased sales to existing and new customers. After eliminating (i) fiscal 1995 revenues relating to the Kingsport, Tennessee branch which was closed in September 1995, and P&G, which ceased to purchase products and services from the Company in September 1995, and (ii) fiscal 1996 revenues from the acquisition of TCSS which was acquired in March 1996, total net sales and revenues increased 25.2%. Sales of equipment and supplies increased $56.7, million or 36.0%, to $214.1 million in the first nine months of 1996 from $157.4 million in the first nine months of 1995. After elimination of the revenues described above, sales of equipment and supplies increased 22.9%. Service revenues increased $5.9 million, or 42.1%, to $19.9 million in the first nine months of 1996 from $14.0 million in the first nine months of 1995. After elimination of the revenues described above, service revenues increased 50.2%.


    GROSS PROFIT. Gross profit margin was 15.9% in the first nine months of 1996 compared to 14.2% in the first nine months of 1995. This increase was primarily attributable to a lesser number of lower margin, high volume equipment roll-outs, larger vendor rebates and the increase in the margin for service revenues. Vendor rebates increased $3.5 million, or 74.5%, to $8.2 million in the first nine months of 1996 from $4.7 million in the first nine months of 1995. Provided there are no changes in rebate programs, the level of vendor rebates is expected to continue into the fourth quarter as volume purchases with major manufacturers continue to increase.



    OPERATING EXPENSES. Selling, general and administrative expenses (also including rent expense and provision for doubtful accounts) expressed as a percentage of total net sales and revenues increased to 10.4% in the first nine months of 1996 from 10.0% in the first nine months of 1995. This increase is primarily attributable to the addition of technical personnel as a result of the growth of the Company's service business. As the personnel reach full productivity, their costs as a percentage of services revenues should decrease. In addition, market development funds, which reduce selling, general and administrative expenses, have declined during the first nine months of 1996 to $2.2 million from $2.3 million in the first nine months of 1995 primarily as a result of vendors shifting funds to rebates. As a percentage of total net sales and revenues, market development funds declined to 0.9% in the first nine months of 1996, from 1.3% in the first nine months of 1995. Total operating expenses expressed as a percentage of total net sales and revenues increased to 11.1% in the first nine months of 1996 from 10.4% in the first nine months of 1995, due to the reduction of market development funds and the increase in depreciation related to the new headquarters and distribution facilities and amortization of goodwill related to the acquisition of TCSS.


    INCOME FROM OPERATIONS. Income from operations increased $4.5 million, or 68.3%, to $11.1 million in the first nine months of 1996 from $6.6 million in the first nine months of 1995. The Company's operating margin increased to 4.8% in the first nine months of 1996 from 3.9% in the first nine months of 1995 because the increase in gross margin more than offset the increase in operating expenses as a percentage of net sales and revenues.

    INTEREST EXPENSE. Interest expense was $1.6 million in the first nine months of 1996 compared to $1.5 million in the first nine months of 1995.

    INCOME TAXES. The Company's effective tax rate was 40.6% in the first nine months of 1996 compared to 40.5% in the first nine months of 1995.

    LITIGATION SETTLEMENT AND RELATED COSTS. On April 29, 1996, the Company agreed to a settlement of the litigation with Vanstar. The settlement of $3.3 million consisted of a payment made by the Company to Vanstar of $1.65 million in cash and a $1.65 million note which was paid on August 27, 1996. The settlement agreement also provided for mutual forgiveness of any and all claims or obligations of the parties, resulting in a write-off of $0.5 million of receivables from Vanstar and additional expenses of $0.5 million for costs related to the litigation.

    NET INCOME. Net income increased $0.1 million, or 2.3%, to $3.1 million in the first nine months of 1996 from $3.0 million in the first nine months of 1995 due to the factors described above. Excluding the impact of the Vanstar settlement, net income in the first nine months of 1996 would have been $5.7 million, an increase of 90.0% over the comparable period in 1995.

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

    TOTAL NET SALES AND REVENUES. Total net sales and revenues increased $86.1 million, or 59.6%, to $230.7 million in fiscal 1995 from $144.6 million in fiscal 1994. Of the increase, approximately $82.3 million resulted from increased sales to existing customers, including $35.6 million from one customer and $18.4 million from two roll-out projects. The remainder of the increase, approximately $3.8 million, was attributable to the opening of a new branch office in Birmingham, Alabama in January 1995 and the acquisition of Xenas in November 1994.

    Sales of equipment and supplies increased $80.9 million, or 62.1%, to $211.2 million in fiscal 1995 from $130.3 million in fiscal 1994. Of the increase, approximately $77.5 million resulted from internal growth and approximately $3.4 million was attributable to the opening of the Birmingham branch and Xenas acquisition described above. Services revenues increased $4.5 million, or 33.8%, to $17.9 million in fiscal 1995 from $13.4 million in fiscal 1994. Of this increase, approximately $0.2 million resulted from the opening of the Birmingham branch, with the remainder due to internal growth. As part of an overall strategy to gain market share in 1995, the Company increased its hardware sales by more aggressively bidding on large volume projects which resulted in an increase in the proposition of equipment and supplies sales to total net sales and revenues in 1995 as compared to 1994.

    During the third quarter of 1995, the Company experienced a decline in its sales of equipment to P&G. P&G discontinued using the Company as its primary computer equipment supplier as part of P&G's program to select a single world-wide supplier. See "Risk Factors--Dependence on Major Customers." Additionally, the Company closed its Kingsport, Tennessee branch in an effort to focus on more profitable business opportunities.

    GROSS PROFIT. Gross profit margin was 14.5% in fiscal 1995 compared to 16.4% in fiscal 1994. This decrease was attributable to a combination of strong price competition and large volume equipment roll-outs which increased the proportion of total net sales and revenues derived from relatively lower gross margin sales of products as compared to relatively higher gross margin revenues derived from services.

    OPERATING EXPENSES. Selling, general and administrative expenses (also including rent expense and provision for doubtful accounts) expressed as a percentage of total net sales and revenues declined to 10.1% in fiscal 1995 from 11.9% for fiscal 1994. This was attributable to the large volume increase in sales in 1995 and continued emphasis on expense control. Another contributing factor was the implementation of a new management information system which has allowed the Company to reduce overhead costs as a percentage of sales. Total operating expenses expressed as a percentage of total net sales and revenues declined to 10.5% in fiscal 1995 from 12.5% in fiscal 1994 as the increase in these costs slowed relative to the growth in total net sales and revenues.

    INCOME FROM OPERATIONS. Income from operations increased $3.7 million, or 67.1%, to $9.3 million in fiscal 1995 from $5.6 million in fiscal 1994. The Company's operating margin was essentially unchanged in 1995 as compared to 1994 as the decline in gross margin was offset by a decline in total operating expenses as a percentage of total net sales and revenues.

    INTEREST EXPENSE. Total interest expense was $2.0 million in fiscal 1995 compared to $1.0 million in fiscal 1994. The increase was attributable to higher average levels of debt outstanding on the bank line of credit and the floor plan financing arrangements during fiscal 1995 as compared to fiscal 1994. At January 5, 1996, the amounts outstanding on the bank line of credit and floor plan lines of credit were $16.9 million and $17.7 million, respectively. The additional levels of financing were necessary primarily to support the increased levels of accounts receivable and inventory needed to finance the higher total net sales and revenues. In addition, the weighted average interest rate on bank borrowings increased to 8.7% in fiscal 1995 compared with 7.1% in fiscal 1994, because of higher interest rates in the first quarter of 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

    INCOME TAXES. The Company's effective tax rate was 40.6% in fiscal 1995 compared to 40.5% in fiscal 1994.

    NET INCOME. Net income increased $1.6 million, or 60.1%, to $4.3 million in fiscal 1995 from $2.7 million in fiscal 1994. The increase was a result of the factors described above.

QUARTERLY RESULTS

    The following table presents unaudited consolidated quarterly operating data for each of the Company's last 11 fiscal quarters. This information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements, including all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation of the data. Such quarterly results are not necessarily indicative of future results of operations. This information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus or incorporated by reference herein.

                                                    1994                                                1995
                             --------------------------------------------------  --------------------------------------------------
                                FIRST       SECOND        THIRD       FOURTH        FIRST       SECOND        THIRD       FOURTH
                               QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AND MARGIN DATA)
Net sales and revenues.....   $  28,013    $  30,566    $  41,905    $  44,101    $  47,990    $  58,487    $  64,982    $  59,252
Gross profit...............       4,587        5,492        6,033        7,562        7,753        7,882        8,765        9,137
Income from operations.....         897        1,281        1,403        1,976        1,988        2,277        2,332        2,688
Net income.................         422          634          716          955          906        1,055        1,088        1,319
Earnings per share
  (fully diluted)..........   $    0.12    $    0.18    $    0.20    $    0.26    $    0.24    $    0.27    $    0.26    $    0.32

Gross profit margin........        16.4%        18.0%        14.4%        17.1%        16.2%        13.5%        13.5%        15.4%
Operating profit margin....         3.2          4.2          3.3          4.5          4.1          3.9          3.6          4.5
Net income margin..........         1.5          2.1          1.7          2.2          1.9          1.8          1.7          2.2

                                             1996
                             -------------------------------------
                                FIRST       SECOND        THIRD
                               QUARTER      QUARTER      QUARTER
                             -----------  -----------  -----------

Net sales and revenues.....   $  63,224    $  77,836    $  92,975
Gross profit...............       9,600       12,846       14,667
Income from operations.....       2,457        3,749        4,891
Net income.................      (1,355)       1,853        2,619
Earnings per share
  (fully diluted)..........   $   (0.33)   $    0.43    $    0.40
Gross profit margin........        15.2%        16.5%        15.8%
Operating profit margin....         3.9          4.8          5.3
Net income margin..........        (2.1)         2.4          2.8


    The Company's quarterly results have varied in the past and are expected to vary in the future primarily as a result of the timing of product roll-out projects since the gross profit margins on the sales of products are substantially lower than the gross profit margins on the sales of services. In addition to the effect of roll-out projects, the gross profit margins for the second and third quarters of fiscal 1995 were also adversely affected by strong price competition in the marketplace and the Company's strategic decision to aggressively bid for certain large volume equipment projects. Acquisitions may also have a significant impact on quarterly results. The first quarter of 1996 includes the effect of the Vanstar litigation settlement and related costs of $4.4 million. Without this charge, net income would have been $1.3 million, net income per share would have been $0.30 and net income margin would have been 2.0%.


LIQUIDITY AND CAPITAL RESOURCES

    Cash used in operating activities was $5.5 million in the first nine months of 1996. Cash used in investing activities included $4.5 million for acquisitions and $2.8 million for capital expenditures. Cash provided by financing activities included $17.9 million of net proceeds from the issuance of 1.4 million shares of Common Stock in July 1996 and $1.3 million from the exercise of stock options less $1.1 million of repayments on bank notes payable, $2.3 million of repayments on various notes payable and $0.3 million for the redemption of warrants.

    Cash used in operating activities was $0.4 million in fiscal 1995. Cash used in investing activities included $1.5 million for capital expenditures including furniture, office equipment, leasehold improvements and acquisitions. Cash provided by financing activities included $1.6 million from the exercise of stock options and $1.4 million of net proceeds from bank notes payable less $0.3 million of repayments on various notes payable.


    A significant part of the Company's inventories is financed by floor plan arrangements with third parties. At January 5, 1997, these lines of credit totaled $37.0 million, including $12.0 million with ICC and $25.0 million with DFS. Borrowings under the ICC floor plan arrangement are made on sixty day notes, with one-half of the note amount due in thirty days. Borrowings under the DFS floor plan arrangement are made on thirty day notes. All such borrowings are secured by the related inventory. Financing on many of the arrangements which are subsidized by manufacturers is interest free. The average rate on the plans overall is less than 2.1%. The Company classifies amounts outstanding under the floor plan arrangements as accounts payable.



    The Company's financing of receivables is provided through its Credit Facility, which permits the Company to borrow up to the lesser of $25.0 million or an amount based upon a formula of eligible trade receivables. The Credit Facility carries a variable interest rate based on (i) Star Bank's prime rate less the Incentive Pricing Spread or (ii) LIBOR plus the Incentive Pricing Spread, at the Company's election. The Incentive Pricing Spread is adjusted quarterly. At January 5, 1997, the amount outstanding was $21.9 million and the interest rate charged was 7.5%. The Credit Facility expires in April 1997 and is collateralized by substantially all of the assets of the Company, except those assets that collateralize certain other financing arrangements. Under the terms of the Credit Facility, the Company is prohibited from paying any cash dividends and is subject to various restrictive covenants.


    The Company believes that the net proceeds of this offering, together with the anticipated cash flow from operations and current financing arrangements, will be sufficient to satisfy the Company's capital requirements for the next 12 months.

                                    BUSINESS

GENERAL

    Pomeroy Computer Resources is one of the ten largest network value-added resellers in the United States, as calculated by Network VAR Magazine based on 1995 local area networking revenues. As such, the Company offers a broad range of microcomputers and related products and provides a comprehensive selection of integration and support services including network and system design, equipment selection and procurement, complex network configuration, integration, Internet and electronic commerce services, depot repair, on-site maintenance, staffing and network management. The Company provides products and services to a wide variety of commercial, health care, governmental, financial and educational customers. The Company's operating strategy is to provide its customers with cost-efficient comprehensive solutions that satisfy their information technology requirements. To achieve this objective, the Company uses its (i) relationships with leading computer hardware manufacturers, software developers and computer product distributors and service providers to deliver and support quality products at competitive prices, (ii) distribution skills to promptly and efficiently manage inventory and deliver products, and (iii) technical expertise to provide a broad range of complementary value-added services.

    The Company offers microcomputer products from an array of manufacturers including Compaq, Hewlett-Packard, IBM, Lexmark and Toshiba. The Company sells these products together with a broad selection of networking, integration and software products from manufacturers including 3Com, Bay Networks, Intel, Microsoft, and Novell. Services provided by the Company allow customers to outsource the selection, installation, integration and maintenance of their microcomputer systems.

    The Company is a Delaware corporation with its principal executive office located at 1020 Petersburg Road, Hebron, KY 41048; its telephone number is (606) 586-0600. The Company maintains a web site which may be found at http:/ /www.pomeroy.com. The information contained in the Company's web site is not a part of this Prospectus.

INDUSTRY TRENDS

    In recent years, the ease of use and relatively low cost of PCs in conjunction with the development of personal productivity software and the emergence of increased usage of intranets, the Internet and the World Wide Web has led to rapid growth in the number of PCs used by organizations. These organizations, or individual departments within these organizations, have increasingly sought to interconnect their PCs into LANs in order to share files, data and printers. Separate LANs within a single facility or in geographically dispersed locations may be interconnected through a WAN. Through LANs and WANs, computing capability is distributed through interconnected PCs using a client/server design. The typical client/server design installation consists of a LAN with multiple centralized PCs operating as "servers" dedicated to performing specific functions, such as file storage, communications routing and print queuing for multiple "client" PCs on the LAN. These configurations are powerful information management tools and are considered important and necessary corporate assets.

    Historically, large mainframe computer systems possessed greater speed and capacity than PCs. Over time, PCs have evolved into more powerful tools while decreasing in price. PCs are now able to perform, on a stand-alone basis, tasks for which mainframes were historically required. Larger companies are augmenting or replacing their mainframe computers with LANs and WANs, while medium and smaller companies are becoming computerized with installations of LANs and WANs. Furthermore, many companies that already have LANs and WANs are upgrading their systems.

    The advent of LANs, WANs and open systems has changed the manner in which computer products are distributed in the market place by increasing the demand for technical services offered together with hardware and software. The Company believes that the growing need for increasingly complex microcomputer systems has increased outsourcing of significant levels of sophisticated support services by commercial and institutional customers. Outsourcing provides the customer with state-of-the-art technical expertise on a cost-effective basis. Through outsourcing, a customer contracts for services, including technical support, that traditionally had been provided in-house by the customer.

    The increased performance characteristics and networking capabilities of PCs allow for customized solutions to a wide variety of customer needs. However, networks frequently contain products from numerous manufacturers. As a result, providers of microcomputer systems and services are increasingly being required to offer products from many manufacturers and have the service expertise to help companies plan for and implement new technologies, select and obtain PCs and software at competitive prices, and coordinate the multiple PCs, peripheral products and network communication devices into integrated systems.

OPERATING AND GROWTH STRATEGY

    The Company's objective is to provide a single source, cost-effective solution to its customers' information technology requirements. To achieve its objective, the Company's strategy is to:

    PROVIDE COMPREHENSIVE, COST-EFFICIENT PRODUCT SELECTION. Cost and breadth of product offerings are significant considerations in a customer's selection of a computer provider. The Company intends to meet or exceed customers' expectations on a cost-effective basis by providing a wide range of advanced microcomputer products from over 1,000 manufacturers. The Company uses its sophisticated management information system to (i) facilitate timely delivery of a wide range of products, (ii) allow sales people access to up-to-date product availability and pricing information and (iii) tightly control inventory and accounts receivable.


    PROVIDE COMPLEMENTARY PROFESSIONAL SERVICES. In addition to cost and selection, customers demand a full range of professional computer services from a single source. The Company seeks to form broad-based relationships with its customers by providing a comprehensive range of services that allows a customer to outsource its microcomputer purchasing, installation and maintenance functions to the Company. The Company provides a broad range of network and integration services including on-site staffing, product configuration, design and installation of voice and data cabling systems, service and support contracts and network and technology consulting and related training. As of January 5, 1997, the Company employed approximately 470 service and technical personnel.


    PURSUE ACQUISITION AND EXPANSION OPPORTUNITIES. Acquisitions have contributed significantly to the Company's growth. The Company believes that acquisitions are one method of increasing its presence in existing markets, expanding into new geographic markets, adding experienced service personnel, gaining new product offerings and services, obtaining more competitive pricing as a result of increased purchasing volumes of particular products and improving operating efficiencies through economies of scale. In recent years, there has been consolidation among providers of microcomputer products and services and the Company believes that this consolidation will continue, which, in turn, may present additional opportunities for the Company to grow through acquisitions.

ACQUISITIONS

    The following table provides a summary of the acquisitions made by the Company since its initial public offering in April 1992. A more detailed description of the acquisitions follows the table.

                                             DATE                           STRATEGIC VALUE OF ACQUISITION TO THE
NAME OF ACQUIRED COMPANY                   ACQUIRED       LOCATION(S)                      COMPANY
----------------------------------------  -----------  ------------------  ----------------------------------------
C&N Corp. ..............................       12/92   Knoxville, TN       * Expanded geographic markets
                                                       Jacksonville, FL    *Expanded customer base
                                                                           * Customer base allowed the Company to
                                                                             provide incremental value-added
                                                                             services

The Computer Store of Kentucky .........        7/93   Louisville, KY      * Increased market share in existing
d/b/a Connecting Point                                                       market
                                                                           * Added experienced technical personnel
                                                                           * Expanded customer base

Xenas Communications Corp. .............       11/94   Cincinnati, OH      * Added new products and services
d/b/a Envision                                                             (multi- media/video conferencing)

Cabling Unlimited, Inc. ................       10/95   Indianapolis, IN    * Enhanced services (cabling)
                                                                           * Expanded geographic markets
                                                                           * Added experienced technical and
                                                                             operational personnel

The Computer Supply Store, Inc. ........        3/96   Des Moines, IA      * Expanded geographic markets
                                                                           * Expanded customer base
                                                                           * Customer base allowed the Company to
                                                                             continue to provide incremental value-
                                                                             added services

AA Microsystems, Inc. ..................        8/96   Birmingham, AL      * Increased market share in existing
                                                                             market
                                                                           * Added experienced technical personnel
                                                                           * Increased service offerings

Communications Technology, Inc. ........       10/96   Hickory, NC         * Added new services capabilities
d/b/a DILAN                                            Charlotte, NC       (Internet/ electronic commerce)
                                                       Raleigh, NC         * Added experienced technical personnel,
                                                       Winston-Salem, NC   in particular, WAN networking expertise
                                                       Greenville, SC      * Expanded geographic markets


    C&N CORP. In December 1992, the Company acquired C&N Corp., a computer reseller headquartered in Knoxville, Tennessee with a branch office in Jacksonville, Florida. Through this acquisition, the Company expanded into the Tennessee and Florida markets, expanded its customer base, and obtained the opportunity to offer to C&N's customers value-added services to complement the sale of products. Sales for these two branches have increased from $13.5 million in fiscal 1993 to $29.3 million in fiscal 1995 and $48.2 million in fiscal 1996. On January 3, 1997 C&N Corp. was merged with and into the Company.


    CONNECTING POINT. In July 1993, the Company expanded its existing Louisville branch office by acquiring certain assets of Connecting Point, a major competitor of the Company in the Louisville market, and hiring 20 employees from Connecting Point. One of these employees currently serves as the Company's Vice President of Operations.


    XENAS. In November 1994, the Company acquired Xenas Communications Corp., based in Cincinnati, Ohio. Xenas is a provider of multimedia, video-conferencing, audio visual, and presentation technologies, including rental and staging services. Xenas is operated as the Envision division of the Company and is currently located at the Company's headquarters facility in Hebron, Kentucky. Sales for Xenas were $1.4 million in fiscal 1995 and $2.2 million in fiscal 1996; however, to date, the operations of Xenas have not been profitable.


    CABLING UNLIMITED. In October 1995, the Company acquired Cabling Unlimited, a provider of communication cable installation services, located in Indianapolis, Indiana. In addition to facilitating the

Company's expansion into Indiana, this acquisition added technical personnel who increased the Company's expertise in cabling installation services. Sales for Cabling Unlimited were $0.7 million for fiscal 1995 and $1.2 million for fiscal 1996.


    TCSS. In March 1996, the Company acquired certain assets of TCSS, a computer reseller based in Des Moines, Iowa, whose primary geographic market area is central Iowa. The operations acquired from TCSS now constitute the Company's Des Moines branch office. The Des Moines branch provides a broad range of microcomputer products and related professional services to a variety of business and other organizations. The purchase price consisted of approximately $4.5 million in cash, $2.7 million in a subordinated note, the assumption of certain liabilities and 150,000 unregistered shares of Common Stock. In addition, the Company entered into 5-year employment agreements with key employees of TCSS.


    For its fiscal year ended December 31, 1995 and for fiscal 1996, TCSS had total revenues of $60.5 million and $77.3 million, respectively. TCSS' service revenues have historically accounted for a smaller percentage of total revenues (1.8% in 1995) than the percentage of service revenues of the Company, thus affording the Company an opportunity to provide additional value-added services to TCSS' customers. As of January 5, 1997, the Des Moines branch had approximately 134 service contracts in effect. As of January 5, 1997, the Des Moines branch had more than 4,800 customers, the largest of which included Principal Insurance, Pioneer HiBred, Norwest Mortgage, Iowa Medical Center and Blue Cross/ Blue Shield of Iowa. As part of its growth strategy, the Company recently opened a branch office in Cedar Rapids, Iowa and intends to expand its presence to the entire state of Iowa.


    AA MICROSYSTEMS, INC. In August 1996, the Company acquired certain assets of AA Microsystems, Inc., a network service provider located in Birmingham, Alabama. This acquisition enabled the Company to expand the operations of its existing branch office in Birmingham and increase the number, and enhance the expertise, of its technical and service personnel. The purchase price consisted of $67,464 in cash, a $200,000 note payable, and 19,974 unregistered shares of Common Stock. In addition, the Company has entered into a three year employment contract with the former president. For its fiscal year ended December 31, 1995, AA Microsystems, Inc. had total revenues of $2.9 million.

    DILAN. In October 1996, the Company acquired certain assets of DILAN, a network integrator headquartered in Hickory, North Carolina. Through this acquisition, the Company expanded into the North Carolina and South Carolina markets, added Internet and electronic commerce services capabilities and enhanced its technical expertise, in particular WAN services and complex network integration. Historically, DILAN's business focused on network integration products and services with limited sales of microcomputers. The Company believes there exists an opportunity to expand sales of desktop and laptop PCs and related products to DILAN's current customer base as well as other companies in DILAN's markets. The purchase price consisted of approximately $2.6 million in cash, a $1.1 million subordinated note and the assumption of $5.5 million of liabilities. The purchase price is subject to adjustment based on DILAN's operating income for the fiscal year ending March 31, 1997.


    The Company has entered into a three year employment agreement with one employee and a one year employment agreement with another employee, both of whom were key employees of DILAN. For its fiscal year ended March 31, 1996 and the first six months of fiscal 1997, DILAN had total revenues of $19.3 million and $10.8 million, respectively. From the date of acquisition through January 5, 1997, DILAN contributed total revenues of $4.9 million.

PRODUCTS

    The Company has access to a wide variety of microcomputer product lines, networking and interconnectivity application tools and software. The Company is an authorized reseller for 35 manufacturers and offers the products of over 1,000 manufacturers, including:

        Apple
        AST
        Bay Networks
        Canon
        Cheyenne
        Compaq
        Epson

        Genicom
        Hayes
        Hewlett-Packard
        IBM
        Intel
        Lexmark
        Lotus

        Microsoft
        NEC
        Novell
        Sco-Unix
        3Com
        Toshiba

    For the fiscal years 1994 and 1995, and the first nine months of fiscal 1996, sales by the Company of products manufactured by Compaq, Hewlett-Packard and IBM, accounted for approximately 74%, 68%, and 58% respectively, of the Company's total sales of equipment and supplies. The total dollar volume of products purchased directly from these manufacturers was $69.6 million, $69.4 million and $53.5 million for fiscal years 1994 and 1995, and the first nine months of fiscal 1996, respectively, and as a percentage of total purchases was 54%, 35% and 28%, respectively.

    As new hardware and software products are introduced by manufacturers, the utility of particular products may change substantially. Concern over these changes in product utility may result in confusion by customers as to which product is best suited to the customer's needs which, in turn, can result in volatility of demand for products. The Company attempts to address this confusion and volatility by being "platform neutral" in its marketing and offering a variety of hardware solutions, software packages and support services that address virtually all applicable industry standards.

    For the fiscal years 1994 and 1995, and the first nine months of fiscal 1996, inventories as a percentage of total assets were 30.4%, 29.7%, and 20.8%, respectively. In general, most of the inventory stocked by the Company (other than parts/service inventory) is for specific customer orders and, consequently, these inventories do not remain at the Company for an extended period of time. A significant part of the Company's inventories are financed by floor plan arrangements with third parties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SERVICES

    The Company provides expertise in (i) selecting and evaluating new equipment and technologies, (ii) technical and project management for implementation and ongoing support, (iii) advanced network/ connectivity problem diagnosis and (iv) training.


    NETWORKING. The Company provides network design and consulting services related to LANs and WANs. Technical expertise provided by the Company's system engineers ("SEs") includes consultation regarding microcomputer communications requirements, configuring proposed solutions, system integration, installation, training and ongoing technical support of customers. Each of the markets served by the Company has SEs available for technical support. Since 1993, the number of the Company's SEs has increased from 19 to 115 to support the growth in this aspect of the Company's business.



    ON-SITE STAFFING AND OUTSOURCING. A growing part of the Company's business is to provide on-site staffing services to commercial, health care, governmental and educational customers. The Company's on-site staffing and outsourcing capabilities include project management, hardware and facilities management, network consulting, manufacturer negotiations and support and training. The Company believes that the demand for on-site services is being driven, in part, by the increasing complexity of microcomputer systems and networks. As of January 5, 1997, approximately 11% of the Company's employees were engaged in on-site assignments. The Company currently provides on-site services to a variety of customers including Barnett Bank, Belcan Engineering, Blue Cross/Blue Shield of Kentucky, Champion, Jergens, and Ohio National Life.

    HARDWARE MAINTENANCE AND MANAGEMENT. The Company offers customers on-site repair and warranty service as well as centralized off-site repair service from the Company's depot repair center. Hardware service agreements sold by the Company generally have terms of one or more years and have various coverage options ranging from all encompassing on-site coverage to less expensive, less comprehensive programs. The Company also offers time and material service coverage for those customers who do not purchase a service agreement.

    At its depot repair center, the Company provides repairs including component level repairs, upgrades, refurbishment and redeployment services that can minimize computer-related downtime for customers who have geographically dispersed field personnel. Customers may deliver their hardware to the Company's depot repair center or arrange scheduled or as-required pickups for their hardware. The depot repair center currently has the capability to process more than 75,000 desktop and laptop PCs, monitors and printers annually. The Company intends to relocate its depot repair center, currently located in the former distribution center, to an expansion of the current distribution center which is owned by Pomeroy Investments, LLC ("Pomeroy Investments"), a company controlled by David B. Pomeroy, II, the Chairman of the Board, President and Chief Executive Officer of the Company. The expansion of the existing distribution center is expected to be completed in mid 1997. Pomeroy Investments will purchase the additional land and will finance and own the improvements thereon. The estimated cost of the land and improvements is $260,000 and $1.5 million, respectively. The addition is expected to expand the Company's depot repair center capacity. See "Certain Transactions."


    The Company also offers warehousing for customers' products not currently in use and hardware management services, which include asset tagging, identifying and tracking inventory. In addition, the Company provides software support agreements that typically provide for "blocks of time" during which the Company's SEs may be called upon by customers for installation of additional equipment, training and problem resolution. As of January 5, 1997, the Company had approximately 3,800 service contracts in effect (one customer can have multiple contracts).


    INTERNET SERVICES. The Company offers Internet services and electronic commerce applications which enable its customers to effectively use the World Wide Web in their businesses. These services include firewall security services and audits, graphic conversions, HTML markups, home page development and maintenance, web site hosting, remote connection administration and turnkey installations. The Company believes that the demand for this type of expertise will increase as usage of the World Wide Web by businesses becomes more prevalent.

    INTEGRATED MEDIA AND COMMUNICATION TECHNOLOGIES. The Company's Xenas subsidiary provides services including integrated multimedia solutions, videoconferencing, and satellite communication technology. Xenas also sells and rents high-end presentation equipment. The Company's cabling division specializes in the design and installation of cabling and wiring systems for LANs and WANs. The Company offers customers assistance with data, voice, video, security and multimedia cabling systems including service and maintenance contracts and also has expertise in fiber optic and copper cabling.

MARKETING AND CUSTOMERS


    The Company focuses its marketing efforts on large and medium sized commercial, health care, governmental and educational customers. The Company's sales are generated primarily by its 208 person direct sales force and sales support personnel located in 15 regional offices in Kentucky, Iowa, Tennessee, Florida, Alabama, Indiana, North Carolina and South Carolina. The Company expects to open additional regional offices in Columbus, Ohio; Memphis, Tennessee; and Montgomery, Alabama in the first quarter of fiscal 1997 and an additional regional office in Tampa, Florida later in fiscal 1997. The Company's marketing representatives typically have college degrees and three or more years of sales experience in the microcomputer and related services industry. Territory assignments are based on skill, experience, and demonstrated sales results. Compensation programs for marketing representatives include salary, commission and other incentive compensation awards. Commissions are based on volume, gross profit, service content and strategic importance of the sale. The Company provides additional incentives in the form of contests to encourage the representatives to sell various products.


    The Company currently has more than 12,000 customers. In fiscal 1995, sales to Columbia/HCA accounted for 19% of total net sales and revenues. In the first nine months of 1996, the largest customers of Pomeroy Computer Resources included:

        Alliant
        Bank of Mississippi
        Barnett Bank
        Champion
        Columbia/HCA
        Commonwealth of Kentucky
        Iowa Medical Center
        Kroger
        Milacron

        Norwest Mortgage
        Physician Sales
        Pioneer HiBred
        Principal Insurance
        Providian
        Square D
        Star Bank
        State of Tennessee
        Toyota

    In recent years the Company has handled large roll-out projects with major customers. Typically, roll-out projects involve large volumes of similar equipment with standard configurations which are to be delivered on a specific time table over a relatively short period of time. Roll-out projects may include support capabilities such as project management, product scheduling, central receiving, software loading and testing, coordination of shipments to multiple sites and overall quality control. Roll-out projects, which frequently utilize highly complex and sophisticated hardware and software configurations, are often accompanied by other services offered by the Company.

    The Company has a return policy for customers which generally allows customers to return hardware and unopened software, without restocking charges, within 30 days of the original invoice date subject to advance approval and certain other conditions.

    The Company grants credit to certain well-established customers that meet specified criteria. The Company maintains a centralized credit department that reviews credit applications. Accounts are regularly monitored for collectibility and appropriate action is taken upon indication of risk. The Company also offers leasing arrangements tailored to the customer's needs. See "Business--Leasing."

OPERATIONS


    The Company's business currently is operated through its headquarters facility and distribution center located in Hebron, Kentucky and 15 regional offices located in eight states. The Company expects to open additional regional offices in the first quarter of fiscal 1997 and one additional regional office in fiscal 1997, increasing the number of regional offices to 19 and states to nine. Most of its inventory is maintained at the distribution center although small amounts of inventory, including parts, are located at some branch offices. The Company also coordinates purchasing on a centralized basis. Rebate, payment, discount and volume purchase programs are negotiated directly by the Company with its major vendors.


    The Company believes that one of the key elements of its strategy is its commitment to provide prompt response and service to its customers including accurate and complete order fulfillment and reliable and consistent deliveries of its products and services. The Company has implemented a national sales/order desk to service customers who order large volumes of standardized products. Each participating customer is given a unique toll-free telephone number and may place orders directly through the order desk. The Company expects to expand the availability of this system in the future.

    The nature of the Company's business requires a management information system that adjusts to the changing price, availability, and source of the Company's products and provides timely data transmission to and from major customers and suppliers in order for the Company to manage its inventory, receivables and collections. Through ASTEA, a comprehensive management information system, the Company is able to control and monitor inventory levels, perform invoicing and order entry and establish delivery routes and schedules. This integrated information system is a real-time, on-line repository which enables instantaneous access and processing regardless of geographic location or business function.

    The Company began implementation of ASTEA in July 1994. As of December 5, 1996, ASTEA was fully implemented except for the management of inventory of one customer of the Des Moines branch and the DILAN acquisition which are expected to be complete by April 1997. This new system tracks all products shipped into and out of the Company and allows all branches to obtain up-to-date information about product pricing and availability. In particular, the system is intended to allow the Company to increase sales volume without increasing the number of employees needed to manage the inventory to support the increase in sales. Based in part on the uniform implementation of ASTEA throughout the Company and its branches, the Company intends to apply for ISO certification in the first quarter of 1997.

    The Company is in the process of integrating a warehouse management system into its management information system. The purpose of this system is to better manage inventory while it is located in the Company's facilities by optimizing the positioning of inventory in the warehouse and the utilization of personnel in the handling of the inventory. The Company anticipates that it will continually need to refine and modify its management information system as the Company grows and the needs of its business change.

    The Company has also established EDI trading partnerships with a number of its major suppliers and key customers. When fully utilized, EDI allows the Company to electronically receive customer purchase orders, send purchase orders to its suppliers, send invoices and asset management data to customers and receive price and availability data from its suppliers.

LEASING

    As part of its full service approach, the Company offers flexible equipment leasing arrangements to customers. As leased equipment is returned at the end of the lease term, the Company is ensured a dependable source of used equipment for resale.

    The Company has been using ILC as its principal leasing company. Pursuant to a Remarketing and Agency Agreement (the "Agency Agreement") with ILC, the Company obtains rights to 50% of the proceeds from the release or resale of used equipment for services rendered in connection with remarketing the used equipment at the end of the original term of the lease. The Company also invests in certain leases of equipment which do not involve the sale of equipment and related support services by the Company to ILC. ILC has a right of first refusal with respect to all proposed equipment lease financings for the Company's customers. During fiscal years 1994 and 1995, and the first nine months of fiscal 1996, the Company sold equipment and related support services to ILC, for lease to ILC's customers, in the amounts of $4.2 million, $23.7 million and $6.1 million, respectively. The term of the Agency Agreement expires in May 1997. In addition, Provident Bancorp, a bank holding company based in Cincinnati, Ohio, acquired ILC in December 1996. In the event the Agency Agreement is not renewed, the Company believes that alternative leasing options are available.

COMPETITION

    The microcomputer products and services market is highly competitive. Distribution has evolved from manufacturers selling through direct sales forces to sales by manufacturers to aggregators (wholesalers), resellers and value-added resellers. Competition, in particular the pressure on pricing, has resulted in industry consolidation. In response to continuing competitive pressures, including specific price pressure from the direct telemarketing and mail order distribution channels, the microcomputer distribution channel is currently undergoing segmentation into value-added resellers who emphasize advanced systems together with service and support for business networks, as compared to computer "superstores," who offer retail purchasers a relatively low cost, low service alternative and direct-mail suppliers which offer low cost and limited service. Certain superstores have expanded their marketing efforts to target segments of the Company's customer base, which could have a material adverse impact on the Company's operations and financial results.

    While price is an important competitive factor in the Company's business, the Company believes that its sales are principally dependent upon its service, technical expertise, reputation and experience. The Company's principal competitive strengths include: (i) quality assurance; (ii) service and technical support; (iii) lower pricing of products through alternative distribution sources; (iv) prompt delivery of products to customers; and (v) creative financing alternatives.

    The Company competes for product sales directly with local, national and international distributors and resellers such as CompuCom, Dataflex, Entex, InaCom, MicroAge, Sarcom and Vanstar. In addition, the Company competes with microcomputer manufacturers that sell their product through their own direct sales forces and to distributors. Although the Company believes its prices and delivery terms are competitive, certain competitors offer more aggressive hardware pricing to their customers. The Company's services and outsourcing business competes with Andersen Consulting, EDS, ISSC, MicroAge, Vanstar and XLConnect, among others. See "Risk Factors--Competition."

EMPLOYEES


    As of January 5, 1997, the Company had 923 full-time employees consisting of the following: 470 service and technical personnel including 115 systems engineers; 110 direct sales representatives and 98 sales support personnel; 29 management personnel; and 216 administrative and distribution personnel. The Company has no collective bargaining agreements and believes its relations with its employees are good.


PATENTS AND TRADEMARKS

    The Company owns no trademarks or patents. Although the Company's various dealer agreements do not generally allow the Company to use the trademarks and trade names of these various manufacturers, the agreements do permit the Company to refer to itself as an "authorized dealer" of the products of those manufacturers and to use their trademarks and trade names for marketing purposes. The Company considers the use of these trademarks and trade names in its marketing efforts to be important to its business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth certain information with respect to each person who is a director, a person to become a director or executive officer of the Company.


NAME                                           AGE                                 POSITION
------------------------------------------     ---     ----------------------------------------------------------------
David B. Pomeroy, II (1)(2)...............     47      Chairman of the Board, President and Chief Executive Officer

Edwin S. Weinstein........................     50      Director, Chief Financial Officer, Treasurer and Secretary

Richard C. Mills..........................     41      Vice President of Operations

Carol Teufel Weinstein....................     44      Vice President of Finance and Administration

James C. Eck..............................     48      Vice President of Sales and Services

Stephen E. Pomeroy........................     28      Vice President of Marketing and Corporate Development

James H. Smith, III (1)(2)(3).............     46      Director

Dr. David W. Rosenthal (3)................     44      Director

Michael E. Rohrkemper (1)(2)(3)...........     50      Director

Kenneth R. Waters (4).....................     45      Proposed New Director


------------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

(3) Member of Stock Option Committee.

(4) Mr. Waters has agreed to become a director of the Company after the completion of this offering.

    Executive officers serve at the discretion of the Company's Board of Directors and are appointed on an annual basis.

    DAVID B. POMEROY, II was the founder of the first of the Pomeroy Companies in 1981. Mr. Pomeroy controlled the Pomeroy Companies until their reorganization into Pomeroy Computer Resources in 1992 and has served as Chairman of the Board, President and Chief Executive Officer since 1992.

    EDWIN S. WEINSTEIN has been with the Pomeroy Companies in substantially his present capacity since January 1983. Mr. Weinstein became a Director and Chief Financial Officer of the Company when it was organized in February 1992.

    RICHARD C. MILLS joined the Company in January 1993 and has been Vice President of Operations since July 1993. Prior to that time, Mr. Mills was the founder and president of The Computer Store of Kentucky, Inc., a Louisville-based retailer of computer products.

    CAROL TEUFEL WEINSTEIN has been Vice President of Finance and Administration since January 1993. Prior to that time, Mrs. Weinstein was Vice President of Operations of the Company from October 1992 to July 1993 and Controller from March 1987 to February 1992.

    JAMES C. ECK joined the Company in September 1995 and was made Vice President of Sales and Services effective February 1996. From 1983 until 1995, Mr. Eck was employed by Canon USA Incorporated, a New York-based manufacturer of digital and analog office equipment, and served as the director and general manager of the National Division Office Equipment Group for Canon since 1991.

    STEPHEN E. POMEROY has been the Vice President of Marketing and Corporate Development since September 1996. Prior to that time, Mr. Pomeroy was the Director of New Market Development of the

Company from 1994 to September 1996 and Account Executive from 1991 to 1994. From 1985 to 1991, Mr. Pomeroy was employed by the Company on a part-time basis.

    JAMES H. SMITH, III has been a Director of the Company since April 1992. Mr. Smith is a shareholder in the law firm of Lindhorst & Dreidame Co., LPA, Cincinnati, Ohio, where he has practiced law since 1979. Lindhorst & Dreidame acts as outside general counsel to the Company.

    DR. DAVID W. ROSENTHAL has been a Director of the Company since April 1992. Dr. Rosenthal is a Professor of Marketing at Miami University, Oxford, Ohio, a position he has held for sixteen years. Dr. Rosenthal has also served as a consultant with Stratvertise, a marketing research and strategic consulting firm since 1975.

    MICHAEL E. ROHRKEMPER has been a Director of the Company since July 1993. Mr. Rohrkemper is a certified public accountant and has been a partner in the accounting firm of Rohrkemper and Ossege Ltd. since January 1991.

    KENNETH R. WATERS has agreed to become a director of the Company after the completion of this offering. Mr. Waters has worked in the computer industry since 1977. Most recently, he has been an industry consultant, serving as such from February 1995 until present as well as from April 1993 to August 1993 and January 1991 to August 1992. From September 1993 to January 1995, Mr. Waters was the President of MicroAge Inc., a computer reseller. From September 1992 to March 1993, Mr. Waters was the President and CEO of Power Up Software, a software manufacturer. From July 1978 to September 1988, Mr. Waters was employed by Vanstar (then known as ComputerLand), holding various management positions, with his last position being CEO. Mr. Waters was also a director of Vanstar from September 1987 to July 1989.

    Stephen E. Pomeroy is the son of David B. Pomeroy, II and Edwin S. Weinstein and Carol Teufel Weinstein are husband and wife. There are no other family relationships among the Company's directors and executive officers.

                              CERTAIN TRANSACTIONS


    The Company intends to expand its existing distribution center to include a new depot repair facility that will replace the Company's existing depot repair facility. The distribution center is owned by Pomeroy Investments LLC ("Pomeroy Investments"), a limited liability company controlled by David B. Pomeroy, II, the Chairman of the Board, President and Chief Executive Officer of the Company. Pomeroy Investments intends to finance, purchase and own the land and improvements necessary to accommodate the new depot repair facility. The estimated cost of the additional land and improvements is expected to be $1.8 million. The Company will lease the additional space from Pomeroy Investments at an annual base rent no less favorable to the Company than can be obtained from unaffiliated third parties. The expansion of the existing distribution center to accommodate the new depot repair facility is expected to be completed in mid 1997.


    The Company from time to time has made advances to Pomeroy Investments to satisfy Pomeroy Investments' working capital needs. In July 1996, the Company made two advances to Pomeroy Investments in the amounts of $100,000 and $150,000, respectively. In September and October 1996, the Company made two additional advances in the amounts of $20,000 and $25,000, respectively. The largest amount of advances outstanding at any time during fiscal 1996 was $295,000. No interest was charged on the advanced funds, which were repaid in full on December 20, 1996.


    On April 29, 1996, the Company entered into a settlement agreement with Vanstar (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the Company agreed to pay to Vanstar $3.3 million consisting of $1.65 million in cash and a promissory note in the amount of $1.65 million (the "Vanstar Note"). The Vanstar Note was due on August 27, 1997 and bore interest at 8.0% per annum.

    The Vanstar Note was secured by a pledge of 100,000 shares of Common Stock owned by Mr. Pomeroy (the "Pledge"). In consideration of the Pledge, the Company agreed to indemnify Mr. Pomeroy against any loss, including attorneys' fees suffered by Mr. Pomeroy in connection with the Pledge. Also in connection with the Settlement Agreement the Company incurred approximately $0.4 million of legal fees, which included the defense of the Company and the Pomeroys.



    All agreements between the Company and Vanstar were terminated as of the effective date of the Settlement Agreement. In partial consideration of the Settlement Agreement, Vanstar agreed to release Mr. and Mrs. Pomeroy from their personal guarantees of certain obligations of the Company to Vanstar. The Company paid the Vanstar Note in full on August 27, 1996 and the Pledge was terminated.


    In September 1996, Stephen E. Pomeroy was appointed as the Vice President of Marketing and Corporate Development of the Company and in November 1996, Mr. Pomeroy entered into an employment agreement with the Company. The employment agreement extends to December 31, 1999, and thereafter may be extended on a daily basis unless either party gives 60 days written notice of termination (or three days written notice if the Company terminates Mr. Pomeroy's employment for cause). Mr. Pomeroy's compensation under the agreement consists of a base salary at a rate of $100,000 for fiscal 1996 and an annual bonus, to be negotiated annually. Mr. Pomeroy's base salary will increase to $115,000 for fiscal 1997 and is subject to increases in subsequent fiscal years at the discretion of the Board of Directors. The amount of any annual bonus will be paid 50% in cash and 50% as incentive deferred compensation.

    Kenneth R. Waters, who has agreed to become a director of the Company after the completion of this offering, served as a consultant to the Company from June 1996 through November 1996. Mr. Waters was paid $1,500 per month for his services for a total of $9,000 during the term of the consulting arrangement. Although the Company may utilize his services in the future, it is not presently anticipated that Mr. Waters will provide additional consulting services to the Company.


    Effective January 6, 1997, David B. Pomeroy, II, the Chairman of the Board and Chief Executive Officer of the Company entered into a Sixth Amendment to Employment Agreement with the Company (the "Sixth Amendment"). Mr. Pomeroy's compensation under the Sixth Amendment will consist of a base salary of $395,000 for fiscal 1997 and each subsequent fiscal year unless modified by the Compensation Committee. Under the Sixth Amendment Mr. Pomeroy is also entitled to a bonus of up to a maximum of $720,000 in fiscal 1997 and each subsequent fiscal year based upon the Company's operating income. Mr. Pomeroy may also be paid a discretionary bonus under any compensation, benefit or management incentive plan. Fifty percent of any discretionary bonus will be paid in cash and fifty percent will be treated as incentive deferred compensation.



    Under the Sixth Amendment the Company has agreed to pay all premiums for a term life insurance policy with a death benefit equal to $3,000,000 insuring the life of Mr. Pomeroy. The owner of this term life insurance policy will be a trust established by Mr. Pomeroy, and the trustee of the trust will designate the beneficiary of the trust. The Company and the trust will also enter into a split dollar arrangement whereunder the Company will pay all premiums on a whole life insurance policy with a death benefit equal to $1,000,000 insuring the life of Mr. Pomeroy, less the reportable economic benefit to the trust.



    Under the Sixth Amendment Mr. Pomeroy was also granted an option to acquire 25,000 shares of Common Stock at a per share price equal to the fair market value of a share of Common Stock on January 3, 1997. In connection with the Sixth Amendment, Mr. Pomeroy and the Company also entered into a registration rights agreement which entitles Mr. Pomeroy to demand and piggy back registration rights in the event of a change in control of the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    Based solely on information provided to the Company, the following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of January 6, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, by, (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the Common Stock; (ii) each of the Company's directors and the executive officers; and (iii) all directors and executive officers as a group. Except as otherwise indicated in the footnotes to the table, the individual named has sole voting and investment power over the shares indicated.



                                     BENEFICIAL OWNERSHIP                  BENEFICIAL OWNERSHIP
                                      PRIOR TO OFFERING      NUMBER OF      AFTER OFFERING(1)
                                     --------------------      SHARES      --------------------
NAME                                  NUMBER      PERCENT     OFFERED       NUMBER      PERCENT
-----------------------------------  ---------    -------   ------------   ---------    -------
David B. Pomeroy, II...............  1,750,877(1)  26.7%       80,000      1,670,877     22.0%
Edwin S. Weinstein.................     68,436(2)   1.1        --             68,436      *
Richard C. Mills...................     89,642(3)   1.4        --             89,642      1.2
Carol Teufel Weinstein.............      6,293(4)   *          --              6,293      *
James C. Eck.......................      1,500      *          --              1,500      *
Stephen E. Pomeroy.................     33,326(5)   *          --             33,326      *
James H. Smith.....................      9,075(6)   *          --              9,075      *
Dr. David W. Rosenthal.............      6,605(7)   *          --              6,605      *
Michael E. Rohrkemper..............     19,276(8)   *          --             19,276      *
Pomeroy Computer Resources, ESOP...     57,129(9)   *          --             57,129      *
All directors and executive
  officers as a group (10
  persons).........................  1,927,901(10)  28.4%      80,000      1,847,901     23.6%


------------------

 * Less than one percent


 (1) Includes 15,091 shares of Common Stock owned by his spouse as to which Mr. Pomeroy disclaims beneficial ownership. Also includes 103,750 shares of Common Stock issuable upon exercise of stock options and 57,129 shares owned by ESOP. See Note (9) below. Of the 57,129 shares owned by ESOP, Mr. Pomeroy disclaims beneficial ownership except as to the 23,983 shares allocated to the account of Mr. Pomeroy which shares he has the right to vote under the Plan with respect to certain matters. Beneficial ownership after the offering excludes the 80,000 shares of Common Stock to be sold in this offering. Mr. Pomeroy's address is 1020 Petersburg Road, Hebron, KY 41048.


 (2) Includes 6,000 shares of Common Stock issuable upon exercise of stock options, 57,129 shares owned by the ESOP, and excludes 6,293 shares owned by his spouse as to which he disclaims beneficial ownership. See Note (9) below. Of the 57,129 shares owned by the ESOP, Mr. Weinstein disclaims beneficial ownership except as to the 3,174 shares allocated to Mr. Weinstein which shares he has the right to vote under the Plan with respect to certain matters.

 (3) Includes 89,497 shares of Common Stock issuable upon exercise of stock options and 145 shares held by the ESOP allocated to the account of Mr. Mills which shares he has the right to vote under the Plan with respect to certain matters.

 (4) Excludes 68,436 shares owned by her spouse as to which she disclaims beneficial ownership. Includes 3,000 shares of Common Stock issuable upon exercise of stock options and 428 shares held by the ESOP allocated to the account of Mrs. Weinstein which shares she has the right to vote under the Plan with respect to certain matters.

 (5) Includes 27,750 shares of Common Stock issuable upon exercise of stock options and 131 shares held by the ESOP allocated to the account of Mr. Pomeroy which shares he has the right to vote under the Plan with respect to certain matters.

 (6) Includes 8,250 shares of Common Stock issuable upon exercise of stock options.

 (7) Includes 1,500 shares of Common Stock owned by his spouse, and 39 shares held by the ESOP allocated to the account of his spouse (which shares she has the right to vote under the Plan with respect to certain matters), as to which Dr. Rosenthal disclaims beneficial ownership and 1,302 shares of Common Stock issuable upon exercise of stock options.

 (8) Includes 165 shares of Common Stock held by Rohrkemper & Ossege Ltd., a partnership in which Mr. Rohrkemper has a 60% interest and 17,500 shares of Common Stock issuable upon exercise of stock options.

 (9) David Pomeroy, II and Edwin S. Weinstein, both officers of the Company, are trustees of the ESOP and may have voting control over the 57,129 shares of Common Stock held in the ESOP in certain situations.

(10) Includes all of the shares owned by Pomeroy Computer Resources ESOP.

                                  UNDERWRITING

    Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co. and Tucker Anthony Incorporated, as representatives of the several underwriters (the "Representatives"), have agreed severally, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock set forth below opposite their respective names.

                                                                                   NUMBER OF
NAME OF UNDERWRITERS                                                                 SHARES
---------------------------------------------------------------------------------  ----------
J.C. Bradford & Co...............................................................
Tucker Anthony Incorporated......................................................

                                                                                   ----------
    Total........................................................................   1,100,000
                                                                                   ----------
                                                                                   ----------

    In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions contained therein, to purchase all of the shares of Common Stock offered hereby if any of such shares are purchased.

    The Company has been advised by the Representatives that the Underwriters propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at
such a price less a concession not in excess of $      per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $      per share to certain other dealers. After this offering, the price to public and such concessions may be changed.

    The offering of the Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

    The Company has granted the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to 165,000 additional shares of Common Stock to cover over-allotments. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to 1,100,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the 1,100,000 shares are being offered.

    The Company, the Selling Stockholder and all executive officers and directors of the Company have agreed not to offer, sell or otherwise dispose of any shares of Common Stock owned by them prior to the expiration of 180 days from the date of the prospectus without the prior written consent of the Representatives.

    The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act or to contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

    In connection with this offering, certain Underwriters and selling group members who in the past have acted as market makers in the Common Stock may engage in passive market marking activities in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Underwriters and other participants in the distribution of the Common Stock generally are prohibited during a specified time (the "qualifying period") determined in light of the timing of the distribution, from bidding for or purchasing the Common Stock or a related security except to the extent permitted under applicable rules, primarily Rules 10b-6 and 10b-6A. Rule 10b-6A allows, among other things, an underwriter or member of the selling group for the Common Stock to effect "passive market making" transactions on the Nasdaq National Market in the Common Stock during the qualifying period at a price that does not exceed the highest independent bid for that security at the time of the transaction. Such a passive market maker must not display a bid for the subject security at a price in excess of the highest independent bid, and generally must lower its bid if all independent bids are lowered. Moreover, the passive market maker's net purchases of such security on each day of the qualifying period shall not exceed 30% of its average daily trading volume during a reference period preceding the distribution.

                                 LEGAL MATTERS


    The legality of the shares of Common Stock offered hereby and certain other legal matters will be passed upon for the Company and the Selling Stockholder by Cors & Bassett, Cincinnati, Ohio. Lindhorst & Dreidame Co., L.P.A., Cincinnati, Ohio, will pass upon certain other legal matters for the Company. James H. Smith, III, a stockholder of Lindhorst & Dreidame, is a director of the Company. As of January 5, 1997, Mr. Smith beneficially owned 9,075 shares of Common Stock. Certain legal matters related to this offering will be passed upon for the Underwriters by Alston & Bird, Atlanta, Georgia.


                                    EXPERTS


    The Consolidated Financial Statements of the Company as of January 5, 1996 and January 5, 1995 and October 5, 1996, and for the fiscal years and period then ended have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


    The Consolidated Financial Statements of the Company for the fiscal year ended January 5, 1994, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 5, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of TCSS for the fiscal year ended December 31, 1995, appearing in the Company's Current Report on Form 8-K dated March 28, 1996, as amended by the Company's Current Report on Form 8-K/A dated May 13, 1996, incorporated by reference in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, independent certified public accountants, as set forth in their report thereon incorporated by reference herein, and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of TCSS for the fiscal year ended December 31, 1994, appearing in the Company's Current Report on Form 8-K dated March 28, 1996, as amended by the Company's Current Report on Form 8-K/A dated May 13, 1996, incorporated by reference in this Prospectus and Registration Statement have been audited by Northup, Haines, Kaduce, Schmid, Macklin, P.C., independent certified public accountants, as set forth in their report thereon incorporated by reference herein, and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Copies of the Registration Statement, together with its exhibits and schedules, may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1027, Washington, D.C. 20549 and also at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048, upon payment of the charges prescribed therefor by the Commission. In addition, the Common Stock is included in the Nasdaq National Market and the aforementioned materials may also be inspected at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at the addresses set forth above. The Commission maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information may be found at the Commission site address (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission (File No. 0-20022) are hereby incorporated by reference into this Prospectus:

        (1) Annual Report on Form 10-K for the fiscal year ended January 5, 1996, as amended by Form 10-K/A dated May 3, 1996;


        (2) Quarterly Reports on Form 10-Q for the quarters ended April 5, 1996; July 5, 1996 and October 5, 1996, as amended by Form 10-Q/A dated January 6, 1997;


        (3) Current Report on Form 8-K dated March 28, 1996 as amended by Form 8-K/A dated May 13, 1996;

        (4) Current Report on Form 8-K dated May 13, 1996;


        (5) Current Report on Form 8-K dated October 24, 1996;



        (6) Current Report on Form 8-K dated January 6, 1997; and



        (7) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, effective as of April 3, 1992, including any amendment filed for the purpose of updating such information.


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing of such documents. See "Available Information." Any statement or information contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    The Company will provide without charge to any person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents not specifically incorporated by reference). Requests should be directed to Pomeroy Computer Resources, Inc., 1020 Petersburg Road, Hebron, Kentucky, 41048, Attention: Edwin S. Weinstein, Chief Financial Officer and Treasurer.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Consolidated Financial Statements of the Company:

Report of Independent Certified Public Accountants.........................................................        F-3

  Consolidated Balance Sheets as of January 5, 1995 and 1996 and October 5, 1996...........................        F-4

  Consolidated Statements of Income for the Years Ended January 5, 1995 and 1996 and for the Nine Months
    Ended October 5, 1995 (Unaudited) and 1996.............................................................        F-6

  Consolidated Statements of Cash Flows for the Years Ended January 5, 1995 and 1996 and for the Nine
    Months Ended October 5, 1995 (Unaudited) and 1996......................................................        F-7

  Consolidated Statements of Equity for the Years Ended January 5, 1995 and 1996 and for the Nine Months
    Ended October 5, 1996..................................................................................        F-8

  Notes to Consolidated Financial Statements...............................................................        F-9

Unaudited Pro Forma Consolidated Financial Statements of the Company:

  Pro Forma Condensed Consolidated Statement of Income (Unaudited) for the Year Ended January 5, 1996 and
    Nine Months Ended October 5, 1996......................................................................       F-21

                 (This page has been left blank intentionally.)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Pomeroy Computer Resources, Inc.

    We have audited the accompanying consolidated balance sheets of Pomeroy Computer Resources, Inc. as of January 5, 1995, 1996, and October 5, 1996 and the related consolidated statements of income, equity, and cash flows for each of the two years in the period ended January 5, 1996 and the nine months ended October 5, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pomeroy Computer Resources, Inc. at January 5, 1995, 1996 and October 5, 1996 and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended January 5, 1996 and the nine months ended October 5, 1996 in conformity with generally accepted accounting principles.

                                          Grant Thornton LLP

Cincinnati, Ohio
December 19, 1996

                        POMEROY COMPUTER RESOURCES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                      JANUARY 5,     JANUARY 5,      OCTOBER 5,
                                                                         1995           1996            1996
                                                                     -------------  -------------  --------------
ASSETS

Current assets:
  Cash.............................................................  $      73,620  $     596,321  $    3,168,257

  Accounts receivable:
    Trade, less allowance of $65,000, $200,737 and $406,688 at
      January 5, 1995 and 1996 and October 5, 1996, respectively...     26,631,488     27,098,141      51,714,717
    Vendor product returns, less allowance of $225,000, $210,000 and $80,423 at January 5, 1995 and 1996 and October 5, 1996,
      respectively.................................................      3,542,761      3,484,709       4,330,187
    Vendor incentive rebates.......................................      1,551,121      3,141,847       5,054,262
    Amount due from stockholder....................................        140,633        205,525         270,000
    Other..........................................................        129,360        389,336         182,300
                                                                     -------------  -------------  --------------
      Total receivables............................................     31,995,363     34,319,558      61,551,466
                                                                     -------------  -------------  --------------
  Inventories......................................................     17,326,486     18,986,807      24,452,710
  Other............................................................        624,344        487,515         735,915
                                                                     -------------  -------------  --------------
      Total current assets.........................................     50,019,813     54,390,201      89,908,348
                                                                     -------------  -------------  --------------

Equipment and leasehold improvements:
  Furniture, fixtures and equipment................................      4,213,290      5,407,799       6,692,500
  Leasehold improvements...........................................      1,073,079      1,151,606       4,041,152
                                                                     -------------  -------------  --------------
      Total........................................................      5,286,369      6,559,405      10,733,652
  Less accumulated depreciation....................................      1,079,677      1,968,271       3,229,358
                                                                     -------------  -------------  --------------
      Net equipment and leasehold improvements.....................      4,206,692      4,591,134       7,504,294
                                                                     -------------  -------------  --------------
  Investment in lease residuals....................................      1,302,117      2,596,499       2,946,462
  Goodwill and other intangible assets.............................        953,172      1,445,994       7,091,301
  Other assets.....................................................        578,866        961,581         630,500
                                                                     -------------  -------------  --------------
      Total assets.................................................  $  57,060,660  $  63,985,409  $  108,080,905
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------

                See notes to consolidated financial statements.

                        POMEROY COMPUTER RESOURCES, INC.

                                                                      JANUARY 5,     JANUARY 5,      OCTOBER 5,
                                                                         1995           1996            1996
                                                                     -------------  -------------  --------------
LIABILITIES AND EQUITY

Current liabilities:
  Notes payable....................................................  $     422,175  $     408,864  $      606,550
  Accounts payable:
    Floor plan financing...........................................     18,974,900     17,676,926      26,407,542
    Trade..........................................................      4,631,468      3,966,820      12,507,843
                                                                     -------------  -------------  --------------
        Total accounts payable.....................................     23,606,368     21,643,746      38,915,385
Bank notes payable.................................................     15,441,901     16,877,040      16,580,965
Deferred revenue...................................................      1,700,412      2,286,390       2,215,974
Accrued liabilities:
  Employee compensation and benefits...............................        785,276        800,629       1,732,077
  Income taxes.....................................................      1,051,009      1,117,855       2,595,188
  Interest.........................................................         56,137         41,995          70,716
  Miscellaneous....................................................        400,848        874,038         516,638
                                                                     -------------  -------------  --------------
        Total current liabilities..................................     43,464,126     44,050,557      63,233,493
                                                                     -------------  -------------  --------------
Notes payable......................................................        166,800        100,000       1,523,800
Deferred income taxes..............................................        300,000        635,000         627,000
Equity:
  Preferred stock (no shares issued or outstanding)................       --             --              --
  Common stock (2,228,908, 2,625,917 and 6,397,346 shares issued and outstanding at January 5, 1995 and 1996, and October 5,
    1996, respectively)............................................         22,289         26,259          63,973
  Paid-in capital..................................................      8,158,080     13,279,697      33,621,933
  Retained earnings................................................      5,153,371      6,097,902       9,214,712
                                                                     -------------  -------------  --------------
                                                                        13,333,740     19,403,858      42,900,618
  Less treasury stock, at cost (20,900 shares at January 5, 1995
    and 1996, and October 5, 1996, respectively)...................        204,006        204,006         204,006
                                                                     -------------  -------------  --------------
        Total equity...............................................     13,129,734     19,199,852      42,696,612
                                                                     -------------  -------------  --------------
        Total liabilities and equity...............................  $  57,060,660  $  63,985,409  $  108,080,905
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------


                See notes to consolidated financial statements.

                        POMEROY COMPUTER RESOURCES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                 FISCAL YEARS ENDED JANUARY 5,    NINE MONTHS ENDED OCTOBER 5,
                                                 ------------------------------  ------------------------------
                                                      1995            1996                            1996
                                                 --------------  --------------       1995       --------------
                                                                                 --------------
                                                                                  (UNAUDITED)
Net sales and revenues:
  Sales--equipment and supplies................  $  130,270,342  $  211,149,458  $  157,418,085  $  214,091,570
  Service......................................      13,409,559      17,939,868      12,794,940      18,367,793
  Other........................................         895,085       1,620,516       1,245,304       1,575,640
                                                 --------------  --------------  --------------  --------------
      Total net sales and revenues.............     144,574,986     230,709,842     171,458,329     234,035,003
                                                 --------------  --------------  --------------  --------------
Cost of sales and service:
  Equipment and supplies.......................     117,594,334     192,838,684     143,735,839     192,540,997
  Service......................................       3,306,736       4,334,806       3,324,484       4,380,818
                                                 --------------  --------------  --------------  --------------
      Total cost of sales and service..........     120,901,070     197,173,490     147,060,323     196,921,815
                                                 --------------  --------------  --------------  --------------
  Gross profit.................................      23,673,916      33,536,352      24,398,006      37,113,188
                                                 --------------  --------------  --------------  --------------
Operating expenses:
  Selling, general and administrative..........      16,268,236      21,862,576      16,179,864      23,052,149
  Rent expense.................................         699,341         894,258         664,531       1,016,400
  Depreciation.................................         330,628         770,540         509,089       1,277,586
  Amortization.................................         555,259         233,916         164,135         425,516
  Provision for doubtful accounts..............         263,289         489,813         285,669         244,356
                                                 --------------  --------------  --------------  --------------
      Total operating expenses.................      18,116,753      24,251,103      17,803,288      26,016,007
                                                 --------------  --------------  --------------  --------------
Income from operations.........................       5,557,163       9,285,249       6,594,718      11,097,181
                                                 --------------  --------------  --------------  --------------
Other expense (income):
  Interest expense.............................       1,030,892       1,999,399       1,506,547       1,593,553
  Litigation settlement and related costs......        --              --              --             4,392,102
  Miscellaneous................................         (56,718)        (64,083)        (34,151)       (132,841)
                                                 --------------  --------------  --------------  --------------
      Total other expense......................         974,174       1,935,316       1,472,396       5,852,814
                                                 --------------  --------------  --------------  --------------
Income before income tax.......................       4,582,989       7,349,933       5,122,322       5,244,367
Income tax expense.............................       1,856,000       2,983,000       2,074,000       2,127,000
                                                 --------------  --------------  --------------  --------------
Net income.....................................  $    2,726,989  $    4,366,933  $    3,048,322  $    3,117,367
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------
Weighted average shares outstanding:
  Primary......................................       3,644,253       4,004,781       3,972,387       4,984,804
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------
  Fully diluted................................       3,644,253       4,043,829       4,019,425       5,085,845
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------
Net income per common share:
  Primary......................................  $         0.75  $         1.09  $         0.77  $         0.63
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------
  Fully diluted................................  $         0.75  $         1.08  $         0.76  $         0.61
                                                 --------------  --------------  --------------  --------------
                                                 --------------  --------------  --------------  --------------

                See notes to consolidated financial statements.

                        POMEROY COMPUTER RESOURCES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                            FISCAL YEARS ENDED JANUARY 5,  NINE MONTHS ENDED OCTOBER 5,
                                                            -----------------------------  -----------------------------
                                                                 1995           1996                           1996
                                                            --------------  -------------      1995       --------------
                                                                                           -------------
                                                                                            (UNAUDITED)
Cash Flows from Operating Activities:
  Net income..............................................  $    2,726,989  $   4,366,933  $   3,048,322  $    3,117,367
  Adjustments to reconcile net income to net cash flows
    from operating activities:
    Depreciation..........................................         330,628        770,540        509,089       1,277,586
    Amortization..........................................         555,259        233,916        164,135         425,516
    Deferred income taxes.................................         112,000        258,000        189,000         (38,000)
    Net acquisition of lease residuals....................        (252,518)    (1,294,382)    (1,040,823)       (311,163)
    Issuance of common shares for stock awards............          40,000         40,000         40,000          40,000
    Changes in working capital accounts, net of effects of
      subsidiary companies purchased:
      Accounts receivable.................................     (12,611,901)    (2,129,559)    (7,786,244)    (21,028,124)
      Inventories.........................................      (8,619,599)    (1,814,197)    (6,215,520)     (4,024,561)
      Floor plan financing................................      11,398,614     (1,297,974)     5,512,054       8,730,616
      Trade payables......................................         457,791       (687,885)     3,755,043       4,657,964
      Deferred revenue....................................         503,311        585,978        711,255        (151,890)
      Income tax payable..................................         177,006         66,846        (11,042)      1,477,333
      Other, net..........................................         166,117        487,414        313,067         303,816
                                                            --------------  -------------  -------------  --------------
    Net operating activities..............................      (5,016,303)      (414,370)      (811,664)     (5,523,540)
                                                            --------------  -------------  -------------  --------------
Cash Flows from Investing Activities:
    Capital expenditures..................................      (1,242,771)    (1,070,424)      (743,782)     (2,763,762)
    Payments for covenants not to compete.................        (219,750)      (238,250)      (143,250)       --
    Acquisition of subsidiary companies, net of cash
      acquired............................................        (113,803)       (19,514)       (19,514)       --
    Acquisition of reseller assets........................        --             (424,695)       (75,000)     (4,527,558)
                                                            --------------  -------------  -------------  --------------
    Net investing activities..............................      (1,576,324)    (1,752,883)      (981,546)     (7,291,320)
                                                            --------------  -------------  -------------  --------------
Cash Flows from Financing Activities:
    Payments on notes payable.............................         (57,600)      (305,111)      (214,200)     (2,332,079)
    Net proceeds of stock offering........................        --             --             --            17,924,439
    Net proceeds (payments) under bank notes payable......       6,302,644      1,435,139        915,508      (1,146,075)
    Proceeds from long term note payable..................         500,000       --             --              --
    Purchase of treasury stock............................        (204,006)      --             --              --
    Offering costs........................................        (168,573)      --             --              --
    Proceeds from exercise of stock options...............        --            1,559,926      1,332,428       1,270,511
    Retirement of stock warrants..........................        --             --             --              (330,000)
                                                            --------------  -------------  -------------  --------------
    Net financing activities..............................       6,372,465      2,689,954      2,033,736      15,386,796
                                                            --------------  -------------  -------------  --------------
Increase (decrease) in cash...............................        (220,162)       522,701        240,526       2,571,936
Cash:
    Beginning of period...................................         293,782         73,620         73,620         596,321
                                                            --------------  -------------  -------------  --------------
    End of period.........................................  $       73,620  $     596,321  $     314,146  $    3,168,257
                                                            --------------  -------------  -------------  --------------
                                                            --------------  -------------  -------------  --------------


                See notes to consolidated financial statements.

                        POMEROY COMPUTER RESOURCES, INC.

                       CONSOLIDATED STATEMENTS OF EQUITY


                                                   COMMON       PAID-IN       RETAINED     TREASURY
                                                    STOCK       CAPITAL       EARNINGS       STOCK     TOTAL EQUITY
                                                  ---------  -------------  ------------  -----------  -------------
Balances at January 5, 1994.....................     22,128      8,145,240     2,426,382      --          10,593,750
  Net income....................................                               2,726,989                   2,726,989
  3,168 common shares issued for stock awards...         32         39,968                                    40,000
  12,976 common shares issued for acquisition of
    subsidiary..................................        129        136,445                                   136,574
  Purchases of treasury stock...................                                             (204,006)      (204,006)
  Costs associates with initial public
    offering....................................                  (168,573)                                 (168,573)
  Tax benefit of costs related to initial public
    offering....................................                     5,000                                     5,000
                                                  ---------  -------------  ------------  -----------  -------------
Balances at January 5, 1995.....................     22,289      8,158,080     5,153,371     (204,006)    13,129,734
  Net income....................................                               4,366,933                   4,366,933
  4,000 common shares issued for stock awards...         40         39,960                                    40,000
  5,755 common shares issued for acquisition....         58         99,942                                   100,000
  Stock options exercised and related tax
    benefit.....................................      1,664      1,557,921                                 1,559,585
  Stock dividend................................      2,208      3,420,194    (3,422,402)
  Tax benefit of costs related to initial public
    offering....................................                     3,600                                     3,600
                                                  ---------  -------------  ------------  -----------  -------------
Balances at January 5, 1996.....................     26,259     13,279,697     6,097,902     (204,006)    19,199,852
  Net income....................................                               3,117,367                   3,117,367
  3,076 common shares issued for stock awards...         31         39,969                                    40,000
  113,316 common shares issued for
    acquisitions................................      1,133      1,473,867                                 1,475,000
  Stock options exercised and related tax
    benefit.....................................      1,270      1,269,241                                 1,270,511
  Retirement of stock warrants..................                  (330,000)                                 (330,000)
  Effect of 3 for 2 stock split.................     21,255        (21,255)         (557)                       (557)
  1,402,500 common shares issued by public
    offering....................................     14,025     17,910,414                                17,924,439
                                                  ---------  -------------  ------------  -----------  -------------
Balances at October 5, 1996.....................  $  63,973  $  33,621,933  $  9,214,712  $  (204,006) $  42,696,612
                                                  ---------  -------------  ------------  -----------  -------------
                                                  ---------  -------------  ------------  -----------  -------------


                See notes to consolidated financial statements.

                        POMEROY COMPUTER RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             FISCAL YEARS ENDED JANUARY 5, 1995 AND JANUARY 5, 1996
                                      AND
                       NINE MONTHS ENDED OCTOBER 5, 1996

1. COMPANY DESCRIPTION

    On February 13, 1992, Pomeroy Computer Resources, Inc. was formed and on April 2, 1992 was merged with eight related businesses ("predecessor businesses") (collectively the "Company"), five of which owned and operated franchises of ComputerLand Corporation ("ComputerLand") in Ohio and Kentucky. The Company has 10 million shares of $.01 par value common stock authorized, with 6.4 million shares outstanding. The Company is also authorized to issue 2 million shares of $.01 par value preferred stock. Since the owner of the Company and the predecessor businesses were the same, this transaction constituted a combination of the predecessor businesses under common control and was accounted for at historical cost in a manner similar to that followed for a pooling of interests. The Company purchased C&N Corp. ("C&N") in fiscal 1992 and Xenas Communications Corp. ("Xenas") in fiscal 1994 (see Note 12). In fiscal 1995 the Company formed a wholly-owned subsidiary, Pomeroy Computer Leasing Company, Inc., ("PCL"), for the purpose of leasing computer equipment to the Company's customers.

    The Company sells, installs and services microcomputers and microcomputer equipment primarily for business, professional, educational and government customers. The Company also derives revenue from customer support services, including network analysis and design, systems configuration, cabling, custom installation, training, maintenance and repair. The Company has ten branch offices in Kentucky, Iowa, Indiana, Tennessee, Florida and Alabama and grants credit to substantially all customers in these areas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries C&N, Xenas and PCL. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 1994 financial statements included herein to conform with the presentation used in 1995.

    FISCAL YEAR--The Company's fiscal year is a 12-month period ending January
5. References to fiscal 1994 and 1995 are for the fiscal years ended January 5, 1995 and January 5, 1996, respectively.

    GOODWILL AND OTHER INTANGIBLE ASSETS--Goodwill is amortized using the straight-line method over periods of fifteen to twenty-five years. In accordance with SFAS No. 121 "Accounting for The Impairment of Long-Lived Assets," the Company evaluates its goodwill on an ongoing basis to determine potential impairment by comparing the carrying value to the undiscounted estimated expected future cash flows of the related assets. Other intangible assets are amortized using the straight-line method over periods up to ten years.

    EQUIPMENT AND LEASEHOLD IMPROVEMENTS--Equipment and leasehold improvements are stated at cost. Depreciation on equipment is computed using the straight-line method over estimated useful lives. Depreciation on leasehold improvements is computed using the straight-line method over estimated useful lives or the term of the lease, whichever is less. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in the results of operations.

    INCOME TAXES--Deferred income tax liabilities and assets are provided for temporary differences between the tax basis and reported amounts of assets and liabilities that will result in taxable or deductible

                        POMEROY COMPUTER RESOURCES, INC.

             FISCAL YEARS ENDED JANUARY 5, 1995 AND JANUARY 5, 1996
                                      AND
                       NINE MONTHS ENDED OCTOBER 5, 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) amounts in future years. The Company's temporary differences primarily result from revenue from the acquisitions of lease residuals not taxable until received, the use of accelerated depreciation for tax purposes and accrued expenses not deductible for tax purposes until paid.

    VENDOR INCENTIVE REBATES--Certain vendors provide incentive rebates to perform product training, advertising and other sales and market development activities. The Company recognizes these rebates when it has completed its obligation to perform under the specific incentive arrangement. Incentive rebates are recorded as reductions of selling, general and administrative expense or, if volume based, cost of sales.

    INVENTORIES--Inventories are stated at the lower of cost or market. Cost is determined by the average cost method.

    REVENUE RECOGNITION--The Company recognizes revenue on the sale of equipment and supplies when the products are shipped. Service revenue is recognized when the applicable services are provided.

    DEFERRED REVENUE--Revenues received on maintenance contracts are recognized ratably over the lives of the contracts. Costs related to maintenance contracts are recognized when incurred.

    STOCK-BASED COMPENSATION--The Financial Accounting Standards Board issued SFAS No. 123-- Accounting for Stock-Based Compensation in the Fall of 1995. The statement encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value beginning in fiscal 1996. The Company elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25--Accounting for Stock Issued to Employees--and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. The Company has adopted SFAS No. 123 for disclosure purposes and for non-employee stock options. This has no material effect on the results of operations or financial position of the Company.

    NET INCOME PER SHARE--The computation of primary net income per common and common equivalent share is based upon the weighted average number of common shares outstanding during the period plus, in periods in which they have a dilutive effect, the effect of common shares contingently issuable, primarily from stock options and warrants. Fully diluted net income per common share also reflects dilution due to the use of the market price at the end of the period, when higher than the average price for the period.

    USE OF ESTIMATES IN FINANCIAL STATEMENTS--In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE DISCLOSURES--The fair value of financial instruments approximates carrying value.

                        POMEROY COMPUTER RESOURCES, INC.

             FISCAL YEARS ENDED JANUARY 5, 1995 AND JANUARY 5, 1996
                                      AND
                       NINE MONTHS ENDED OCTOBER 5, 1996

3. ACCOUNTS RECEIVABLE

    The following table summarizes the activity in the allowance for doubtful accounts for fiscal 1994 and 1995, and the first nine months of fiscal 1996.

                                                                         TRADE        OTHER
                                                                       ----------  -----------
Balance January 5, 1994..............................................  $   65,000  $   --
  Provision 1994.....................................................      38,289      225,000
  Accounts written-off...............................................     (38,289)     --
                                                                       ----------  -----------
Balance January 5, 1995..............................................      65,000      225,000
  Provision 1995.....................................................      93,491      416,474
  Accounts written-off...............................................     (89,125)    (443,737)
  Recoveries.........................................................     131,371       12,263
                                                                       ----------  -----------
Balance January 5, 1996..............................................     200,737      210,000
  Provision 1996.....................................................     250,000       30,675
  Accounts written-off...............................................     (97,045)    (588,474)
  Recoveries.........................................................      52,996      428,222
                                                                       ----------  -----------
Balance October 5, 1996..............................................  $  406,688  $    80,423
                                                                       ----------  -----------
                                                                       ----------  -----------

4. INVENTORIES

    Inventories consist of items held for resale and are comprised of the following components as of the end of fiscal 1994 and 1995, and as of October 5, 1996:

                                                                                 OCTOBER 5,
                                                     1994           1995            1996
                                                 -------------  -------------  --------------
Equipment and supplies.........................  $  16,738,759  $  17,926,478   $ 23,288,825
Service parts..................................        587,727      1,060,329      1,163,885
                                                 -------------  -------------  --------------
    Total......................................  $  17,326,486  $  18,986,807   $ 24,452,710
                                                 -------------  -------------  --------------
                                                 -------------  -------------  --------------

5. GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill and other intangible assets consist of the following as of the end of the fiscal year and the nine months ended October 5, 1996, net of accumulated amortization of $442,232 (1994), $489,348 (1995) and $913,551 (October 5, 1996),
respectively:

                                                                                 OCTOBER 5,
                                                        1994         1995           1996
                                                     ----------  ------------  --------------
Goodwill...........................................  $  458,886  $    450,729   $  6,299,750
Covenants not to compete...........................     311,782       394,029        249,940
Customer lists.....................................     182,504       601,236        541,611
                                                     ----------  ------------  --------------
                                                     $  953,172  $  1,445,994   $  7,091,301
                                                     ----------  ------------  --------------
                                                     ----------  ------------  --------------

                        POMEROY COMPUTER RESOURCES, INC.

             FISCAL YEARS ENDED JANUARY 5, 1995 AND JANUARY 5, 1996
                                      AND
                       NINE MONTHS ENDED OCTOBER 5, 1996

5. GOODWILL AND OTHER INTANGIBLE ASSETS (CONTINUED)
    As a result of its litigation with Vanstar Corporation, the Company in fiscal 1994 wrote-off unamortized costs in the amount of $251,000 related to its agreement with Vanstar which are included in amortization expense. On April 29, 1996 the Company and Vanstar entered into a settlement agreement (the "Settlement Agreement") which in effect terminated all agreements between the parties.

    In 1993, the Company acquired certain assets, principally customer lists, of a computer reseller in Louisville, Kentucky. Also, the Company entered into a five year covenant not to compete with the reseller and its owners. Amounts paid to the reseller for these intangibles were $194,150 for customer lists and $241,000 for the covenant not to compete. The Company entered into an additional covenant not to compete with a former owner of the reseller whereby the Company paid a total of $277,000 in two installments during 1994 and 1995.

    In the first nine months of 1996, the Company acquired The Computer Supply Store, Inc. ("TCSS") a privately held computer reseller located in Des Moines, Iowa and AA Microsystems, Inc. ("AA Micro"), a network service provider located in Birmingham, Alabama (See Note 12). The Company recorded $5,690,000 and $402,000 of goodwill in connection with those acquisitions, respectively.

6. BORROWING ARRANGEMENTS


    The Company has an available line of credit up to the lesser of $25,000,000 (or an amount based upon a formula of eligible trade receivables) at an interest rate that varies based on the prime rate of the bank or the LIBOR rate at the Company's election. At January 5, 1995 and 1996 and October 5, 1996, bank notes payable include $2,301,000, $624,000 and $880,965, respectively, of overdrafts in accounts with the Company's primary lender. These amounts were subsequently funded through the normal course of business. The interest rate charged was 8.75%, 8.25% and 7.5% at January 5, 1995 and 1996 and October 5, 1996,
respectively. The agreement, which expires in April 1997, calls for the payment of a .25% commitment fee based on the unused portion of the line of credit. The revolving credit agreement is collateralized by substantially all assets of the Company, except those assets which collateralize certain other financing arrangements. Under the revolving credit agreement, the Company may not make any cash dividend payments.


    The maximum amount outstanding and the average amount outstanding on bank revolving credit agreements were as follows:

                                                                    MAXIMUM        AVERAGE
                                                                    AMOUNT         AMOUNT
PERIOD ENDING                                                     OUSTANDING     OUSTANDING
---------------------------------------------------------------  -------------  -------------
January 5, 1995................................................  $  15,442,000  $   9,382,000
January 5, 1996................................................  $  19,000,000  $  14,741,000
October 5, 1996................................................  $  26,687,000  $  17,408,000

    The above average amounts outstanding are calculated by dividing the sum of the average daily balances for each month by the number of months in the period. The weighted average interest rate on the bank revolving credit agreements was 7.1%, 8.7% and 8.2% in fiscal 1994 and 1995 and the nine months ended October 5, 1996, respectively.

                        POMEROY COMPUTER RESOURCES, INC.

             FISCAL YEARS ENDED JANUARY 5, 1995 AND JANUARY 5, 1996
                                      AND
                       NINE MONTHS ENDED OCTOBER 5, 1996

6. BORROWING ARRANGEMENTS (CONTINUED)
    In November 1994, the Company exercised an option in its revolving credit agreement to borrow $500,000 on a term note with interest at a rate of 0.5% above the bank's prime rate. The interest rate on this term note was revised to the bank's prime rate in March, 1995. The term note matured July 31, 1996 and was paid off. The interest rate charged was 8.5% at January 5, 1996. As of October 5, 1996, the term note was paid in full.

    The Company finances inventory through floor plan arrangements with two finance companies. As of October 5, 1996 the floor plan lines of credit were $12,000,000 with IBM Credit Corporation ("ICC") and $25,000,000 with Deutsche Financial Services ("DFS"). Borrowings are made on sixty day notes, with one-half of the note amount due in thirty days. Financing on many of the arrangements which are subsidized by manufacturers is interest free. The average rate on the plans overall is less than 2.1%.

    The maximum amount outstanding and the average amount outstanding on each of the floor plan arrangements were as follows:

                                                ICC                          DFS
                                     --------------------------  ----------------------------
                                       MAXIMUM       AVERAGE        MAXIMUM        AVERAGE
                                        AMOUNT        AMOUNT        AMOUNT         AMOUNT
PERIOD ENDING                         OUSTANDING    OUSTANDING    OUSTANDING     OUSTANDING
-----------------------------------  ------------  ------------  -------------  -------------
January 5, 1995....................  $  5,391,000  $  3,579,000  $  14,225,000  $   7,703,000
January 5, 1996....................  $  6,300,000  $  4,190,970  $  21,045,000  $  15,979,000
October 5, 1996....................  $  8,066,000  $  5,371,000  $  25,508,000  $  16,979,000

    The average amount outstanding is calculated by dividing the sum of the outstanding balances at the end of each month by the number of months in the applicable period.

    At October 5, 1996 subordinated debt in the amount of $1,700,000 was outstanding related to the acquisition of TCSS as described in Note 12.

7. INCOME TAXES

    The provision for income taxes consists of the following:

                                                                           NINE MONTHS ENDED
                                                   1994          1995       OCTOBER 5, 1996
                                               ------------  ------------  ------------------
Current:
  Federal....................................  $  1,403,000  $  2,071,000     $  1,645,000
  State......................................       406,000       654,000          520,000
                                               ------------  ------------  ------------------
    Total current............................     1,809,000     2,725,000        2,165,000
                                               ------------  ------------  ------------------
Deferred:
  Federal....................................        35,000       206,000          (30,000)
  State......................................        12,000        52,000           (8,000)
                                               ------------  ------------  ------------------
    Total deferred...........................        47,000       258,000          (38,000)
                                               ------------  ------------  ------------------
Total income tax provision...................  $  1,856,000  $  2,983,000     $  2,127,000
                                               ------------  ------------  ------------------
                                               ------------  ------------  ------------------

                        POMEROY COMPUTER RESOURCES, INC.

             FISCAL YEARS ENDED JANUARY 5, 1995 AND JANUARY 5, 1996
                                      AND
                       NINE MONTHS ENDED OCTOBER 5, 1996

7. INCOME TAXES (CONTINUED)
    The approximate tax effect of the temporary differences giving rise to the Company's deferred income tax assets (liabilities) are:

                                                                           NINE MONTHS ENDED
                                                    1994         1995       OCTOBER 5, 1996
                                                 -----------  -----------  ------------------
Deferred Tax Asset:
  Bad debt provision...........................  $    90,000  $   167,000     $    197,000
                                                 -----------  -----------       ----------

Deferred Tax Liability:
  Acquisition of lease residuals...............     (314,000)    (609,000)        (702,000)
  Other temporary differences..................       14,000      (26,000)          75,000
                                                 -----------  -----------       ----------
                                                    (300,000)    (635,000)        (627,000)
                                                 -----------  -----------       ----------
  Net deferred tax liability...................  $  (210,000) $  (468,000)    $   (430,000)
                                                 -----------  -----------       ----------
                                                 -----------  -----------       ----------

    The Company's effective income tax rate differs from the Federal statutory rate as follows:

                                                                                  NINE MONTHS ENDED
                                                            1994       1995        OCTOBER 5, 1996
                                                          ---------  ---------  ---------------------
Tax at Federal statutory rate...........................       34.0%      34.0%            34.0%

  State taxes...........................................        6.0        6.3              6.4
  Other.................................................        0.5        0.3              0.2
                                                                ---        ---              ---
    Effective tax rate..................................       40.5%      40.6%            40.6%
                                                                ---        ---              ---
                                                                ---        ---              ---

8. OPERATING LEASES

    The Company leases office and warehouse space, vehicles and certain office equipment from various lessors. Lease terms vary in duration and include various option periods. The leases generally require the Company to pay taxes and insurance. Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year as of October 5, 1996 are as follows:

12 MONTHS ENDED OCTOBER 5,
--------------------------------------------------------------------------------
  1997..........................................................................  $  1,977,000
  1998..........................................................................     1,480,000
  1999..........................................................................     1,194,000
  2000..........................................................................     1,045,000
  2001..........................................................................       857,000
  Thereafter....................................................................     2,576,000
                                                                                  ------------
Total minimum lease payments....................................................  $  9,129,000
                                                                                  ------------
                                                                                  ------------

                        POMEROY COMPUTER RESOURCES, INC.

             FISCAL YEARS ENDED JANUARY 5, 1995 AND JANUARY 5, 1996
                                      AND
                       NINE MONTHS ENDED OCTOBER 5, 1996

9. EMPLOYEE BENEFIT PLANS

    As of July 1, 1992 the Company converted its profit sharing plan, which covers substantially all employees, to an Employee Stock Ownership Plan ("ESOP"). No less than a majority and no more than 75% of the assets of the ESOP will be invested in common stock of the Company purchased on the open market. As of October 5, 1996, the ESOP held 57,129 shares of Company stock. No contributions were accrued in fiscal 1995 and the nine months ended October 5, 1996. A contribution of $100,000 was accrued in fiscal 1994.

    The Company has a savings plan intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code. The plan covers substantially all employees of the Company. The Company does not contribute to the plan.

10. INVESTMENT IN LEASE RESIDUALS

    The Company participates in a Remarketing and Agency Agreement ("Agreement") with Information Leasing Corporation ("ILC") whereby the Company obtains rights to 50% of lease residual values for services rendered in connection with locating the lessee, selling the equipment to ILC and agreeing to assist in remarketing the used equipment.

    During fiscal 1994, 1995 and the first nine months of 1996, the Company sold equipment and related support services to ILC, for lease to ILC's customers, in amounts of $4,188,000, $23,661,000 and $6,072,000, respectively. The Company also obtained rights to lease residuals from ILC in the amount of $300,000, $875,000 and $325,000 in 1994, 1995 and the first nine months of 1996, respectively. Such amounts are recorded as a reduction of the related cost of sales. Residuals acquired in this manner are recorded at the estimated present value of interest retained.

    The Company also purchases residuals associated with separate leasing arrangements entered into by ILC. Such transactions do not involve the sale of equipment and related support services by the Company to ILC. Residuals acquired in this manner are accounted for at cost.

    The carrying value of investments in lease residuals is evaluated on a quarterly basis, and is subject only to downward market adjustments until ultimately realized through a sale or re-lease of the equipment.

11. MAJOR CUSTOMERS

    Sales to a major customer totaled approximately $16,030,000 for fiscal 1994. Sales to a major customer were approximately $43,849,000 for fiscal 1995. During the first nine months of 1996, sales to the largest customer totaled approximately $29,452,000.

12. ACQUISITIONS

    On November 14, 1994, the Company acquired all of the outstanding stock of Xenas for approximately $546,000. The purchase price consisted of $273,000 in cash, notes payable in the amount of $136,000 with interest at the rate of 0.5% above the prime rate of the Company's primary lender, and 12,976 unregistered shares of the Company's common stock with a value of $137,000. The acquisition was accounted for as a purchase, and accordingly the purchase price was allocated to assets and liabilities based

                        POMEROY COMPUTER RESOURCES, INC.

             FISCAL YEARS ENDED JANUARY 5, 1995 AND JANUARY 5, 1996
                                      AND
                       NINE MONTHS ENDED OCTOBER 5, 1996

12. ACQUISITIONS (CONTINUED)
on the estimated value as of the date of acquisition. The results of Xenas's operations have been included in the consolidated statements of income from the date of acquisition. The acquisition agreement provides for the payment of contingent consideration if certain levels of net operating income, as defined in the agreement, are achieved periodically from the date of acquisition through fiscal 1997. Any future payments under this provision would adjust the recorded cost in excess of fair market value of net assets acquired. Had Xenas been acquired at the beginning of fiscal 1993, the pro-forma inclusion of its operating results would not have had a significant effect on the reported consolidated net income for that year.

    On March 14, 1996, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of TCSS, a privately held computer reseller located in Des Moines, Iowa. The purchase price consisted of $4,500,000 in cash, a $2,700,000 subordinated note and 100,000 unregistered shares of the Company's common stock with an approximate value of $1,300,000. Interest on the subordinated note, which is calculated at prime plus 0.5%, is payable quarterly and principal is payable in four equal annual installments of $675,000. The acquisition was accounted for as a purchase, accordingly the purchase price was allocated to assets and liabilities based on their estimated value as of the date of the acquisition. The results of TCSS's operations will be included in the consolidated statement of income from the date of acquisition. The following table summarizes, on an unaudited pro forma basis, adjusted to reflect a three-for-two split of the Company's common stock in the form of a stock dividend paid on October 4, 1996 and a 10% stock dividend paid on May 22, 1995, the estimated combined results of the Company and TCSS assuming the acquisition had occurred on January 6, 1995. These results include certain adjustments, primarily goodwill amortization and interest expense, and are not necessarily indicative of what results would have been had the Company owned TCSS during the period presented:

                                                                                 FISCAL YEAR
                                                                                    1995
                                                                               ---------------
Net sales and revenues.......................................................   $ 291,209,000
Net income...................................................................   $   4,794,000
Net income per common share:
  Primary....................................................................   $        1.15
  Fully Diluted..............................................................   $        1.14

    In August 1996, the Company acquired certain assets of AA Micro, a network service provider located in Birmingham, Alabama. The purchase price consisted of $67,464 in cash, a $200,000 note payable and 19,974 unregistered shares of the Company's common stock with an approximate value of $200,000. Interest on the note, which is calculated at 8.25%, is payable quarterly and principal is payable in three equal annual installments of $66,667. In addition, the Company has entered into a three-year employment contract with the former president. The acquisition was accounted for as a purchase, accordingly the purchase price was allocated to assets based on their estimated value as of the date of acquisition. The results of AA Micro's operations will be included in the consolidated statement of income from the date of acquisition.

                        POMEROY COMPUTER RESOURCES, INC.

             FISCAL YEARS ENDED JANUARY 5, 1995 AND JANUARY 5, 1996
                                      AND
                       NINE MONTHS ENDED OCTOBER 5, 1996

13. RELATED PARTIES

    During fiscal 1995 the Company entered into a ten year triple-net lease agreement commencing in 1996 for a new headquarters and distribution facility with a company that is controlled by the Chief Executive Officer of the Company. The base rental for 1996 on an annualized basis is $583,294. The annual rental for these properties was determined on the basis of a fair market value rental opinion provided by an independent real estate company.

    During fiscal 1992 the Company loaned $100,000 to an officer of the Company. This loan was evidenced by a promissory note with an annual interest rate of 1% over the prime rate. In addition, a total of $106,000 was advanced to the officer in fiscal years 1993 through 1995. The note plus accrued interest and the advance were repaid during the nine months ended October 5, 1996.

    During the nine months ended October 5, 1996, the Company made periodic advances to a company that is controlled by the Chief Executive Officer of the Company. At October 5, 1996, the amount advanced by the Company was $270,000. No interest was charged on the advances which were repaid in December 1996.

14. SUPPLEMENTAL CASH FLOW DISCLOSURES

    Supplemental disclosures with respect to cash flow information and non-cash investing and financing activities are as follows:

                                                                                               NINE MONTHS ENDED
                                                                       1994          1995       OCTOBER 5, 1996
                                                                   ------------  ------------  ------------------
Interest paid....................................................  $    998,000  $  2,037,000    $    1,565,000
                                                                   ------------  ------------  ------------------
                                                                   ------------  ------------  ------------------
Income taxes paid................................................  $  1,719,000  $  2,658,000    $      688,000
                                                                   ------------  ------------  ------------------
                                                                   ------------  ------------  ------------------
Business combination accounted for as purchase:
  Assets acquired................................................  $    680,000  $    774,000    $   15,298,000
  Liabilities assumed............................................      (355,000)      (24,000)       (6,395,000)
  Note payable...................................................      (136,000)     (225,000)       (2,900,000)
  Stock issued...................................................      (137,000)     (100,000)       (1,475,000)
                                                                   ------------  ------------  ------------------
  Net cash paid..................................................  $     52,000  $    425,000    $    4,528,000
                                                                   ------------  ------------  ------------------
                                                                   ------------  ------------  ------------------

15. STOCK OPTION PLANS

    The Company's 1992 Non-Qualified and Incentive Stock Option Plan provides certain employees of the Company with options to purchase common stock of the Company through options at an exercise price equal to the market value on the date of grant. 600,000 shares of the common stock of the Company are reserved for issuance under the plan. The plan will terminate ten years from the date of adoption. Stock options granted under the plan are exercisable in accordance with various terms as authorized by the Compensation Committee. To the extent not exercised, options will expire not more than ten years after the date of grant.

                        POMEROY COMPUTER RESOURCES, INC.

             FISCAL YEARS ENDED JANUARY 5, 1995 AND JANUARY 5, 1996
                                      AND
                       NINE MONTHS ENDED OCTOBER 5, 1996

15. STOCK OPTION PLANS (CONTINUED)
    The Company's 1992 Outside Directors' Stock Option Plan provides outside directors of the Company with options to purchase common stock of the Company at an exercise price equal to the market value of the shares at the date of grant. 75,000 shares of common stock of the Company are reserved for issuance under the plan. The plan will terminate ten years from the date of adoption. Pursuant to the plan, an option to purchase 10,000 shares of common stock automatically will be granted on the first day of the initial term of a director. An additional 2,500 shares of common stock automatically will be granted to an eligible director upon the first day of each consecutive year of service on the board. Options may be exercised after one year from the date of grant for not more than one-third of the shares subject to the option and an additional one-third of the shares subject to the option may be exercised for each of the next two years thereafter. To the extent not exercised, options will expire five years after the date of grant.

    The following summarizes the stock option transactions under the plans for the fiscal years ended January 5, 1995 and 1996 and the nine months ended October 5, 1996:

                                                                               WEIGHTED AVERAGE        OPTION
                                                                     SHARES     EXERCISE PRICE       PRICE RANGE
                                                                   ----------  -----------------  -----------------
Options outstanding January 5, 1994..............................     179,332                       $6.62 to $10.75
  Granted........................................................     106,500                       $8.00 to $10.75
  Surrendered....................................................      (2,000)                       $7.81 to $9.50
                                                                   ----------
Options outstanding January 5, 1995..............................     283,832                       $6.62 to $10.75
  Granted........................................................      66,300      $   10.95
  Stock dividend.................................................      33,383           8.32
  Exercised......................................................    (164,975)          8.27
                                                                   ----------
Options outstanding January 5, 1996..............................     218,540           8.32
  Granted........................................................     149,600          13.83
  Exercised......................................................    (126,075)         10.08
  Stock split effect.............................................     121,082           7.21
                                                                   ----------
Options outstanding October 5, 1996..............................     363,147      $    7.21
                                                                   ----------
                                                                   ----------

    The following summarizes options outstanding and exercisable at October 5, 1996:

                                                   OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                  -----------------------------------------------------  ------------------------------
                                    NUMBER       WEIGHTED AVERAGE                          NUMBER
                                  OUTSTANDING  REMAINING CONTRACTUAL  WEIGHTED AVERAGE   EXERCISABLE  WEIGHTED AVERAGE
    RANGE OF EXERCISE PRICES      AT 10/5/96           LIFE            EXERCISE PRICE    AT 10/5/96    EXERCISE PRICE
--------------------------------  -----------  ---------------------  -----------------  -----------  -----------------
 $4.01 to $5.99.................     166,747               1.7            $    5.15         165,372       $    5.14
 $6.41 to $8.50.................     113,900               1.9            $    7.47         105,599       $    7.63
$9.50 to $11.92.................      82,500               3.5            $   10.07          68,750       $    9.98
                                  -----------                                            -----------
                                     363,147               2.1            $    7.21         339,721       $    6.90
                                  -----------                                            -----------
                                  -----------                                            -----------

                        POMEROY COMPUTER RESOURCES, INC.

             FISCAL YEARS ENDED JANUARY 5, 1995 AND JANUARY 5, 1996
                                      AND
                       NINE MONTHS ENDED OCTOBER 5, 1996

15. STOCK OPTION PLANS (CONTINUED)
    The weighted average fair value at date of grant for options granted during fiscal 1995 and the first nine months of fiscal 1996 was $2.42 and $2.75, respectively. The fair value of options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                                                   NINE MONTHS ENDED
                                                                 FISCAL 1995        OCTOBER 5, 1996
                                                               ---------------  -----------------------
Expected life (years)........................................           2.4                  1.7
Interest rate................................................           7.3%                 5.8%
Volatility...................................................            50%                  55%
Dividend yield...............................................             0%                   0%

    Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in fiscal 1995 and the first nine months of fiscal 1996 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                            NINE MONTHS ENDED
                                                              FISCAL 1995    OCTOBER 5, 1996
                                                              ------------  ------------------
Net income--as reported.....................................  $  4,366,933     $  3,117,367
Net income--pro forma.......................................  $  4,195,923     $  2,647,572
Net income per common share--as reported
  Primary...................................................  $       1.09     $       0.63
  Fully diluted.............................................  $       1.08     $       0.61
Net income per common share--pro forma
  Primary...................................................  $       1.05     $       0.53
  Fully diluted.............................................  $       1.04     $       0.52

    The initial application of SFAS No. 123 for pro forma disclosure may not be representative of the future effects of applying the statement.

    In 1994 and 1995 and the first nine months of 1996, shares of common stock were awarded to officers of the Company totalling 3,168, 4,000 and 3,076, respectively. Compensation expense resulting from the awards was $40,000 in each of fiscal years 1994 and 1995, and $30,000 for the first nine months of 1996.

16. LITIGATION

    There are various legal actions arising in the normal course of business that have been brought against the Company. Management believes these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

17. RISK OF LOSS FROM CONCENTRATIONS

    During fiscal 1995 and the first nine months of 1996, approximately 42% and 41%, respectively, of the Company's total net sales and revenues were derived from its top ten customers, including one customer which accounted for 19% and 13%, respectively, of total net sales and revenues. A loss of one or more of the Company's major customers could have a material adverse effect on the Company.

                        POMEROY COMPUTER RESOURCES, INC.

             FISCAL YEARS ENDED JANUARY 5, 1995 AND JANUARY 5, 1996
                                      AND
                       NINE MONTHS ENDED OCTOBER 5, 1996

17. RISK OF LOSS FROM CONCENTRATIONS (CONTINUED)
    Due to the demand for the products sold by the Company, significant product shortages occur from time to time because manufacturers are unable to produce sufficient quantities of certain products to meet increased demand. Failure to obtain adequate product shipments could have a material adverse effect on the Company's operations and financial results.

    The Company is required to have authorizations from manufacturers in order to sell their products. The loss of a significant vendor's authorization could have a material adverse effect on the Company's business.

18. SUBSEQUENT EVENT

    On October 11, 1996 the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Communications Technology, Inc., d/b/a DILAN ("DILAN"), a privately held network integrator located in Hickory, North Carolina. The purchase price consisted of $2.6 million in cash, a $1.1 million subordinated note and $5.5 million of assumed liabilities. Interest on the subordinated note, which is calculated at 10% per annum, is payable quarterly and principal is payable in three equal annual installments of $365,000. The acquisition will be accounted for as a purchase, accordingly the purchase price will be allocated to assets and liabilities based on their estimated value as of the date of the acquisition. The results of DILAN'S operations will be included in the consolidated statement of income from the date of acquisition.

                        POMEROY COMPUTER RESOURCES, INC.
              PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
        YEAR ENDED JANUARY 5, 1996 AND NINE MONTHS ENDED OCTOBER 5, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                         NINE MONTHS ENDED
                                                                YEAR ENDED JANUARY 5, 1996                OCTOBER 5, 1996
                                                      -----------------------------------------------  ---------------------
                                                         HISTORICAL (1)                                   HISTORICAL (2)
                                                      ---------------------   PRO FORMA                ---------------------
                                                       COMPANY      TCSS     ADJUSTMENTS   PRO FORMA    COMPANY      TCSS
                                                      ----------  ---------  -----------  -----------  ----------  ---------
Net sales and revenues..............................  $  230,710  $  60,499                $ 291,209   $  234,035  $  11,817
Cost of sales and service...........................     197,174     52,504            (3)    249,678     196,922     10,342
                                                      ----------  ---------               -----------  ----------  ---------
  Gross profit......................................      33,536      7,995                   41,531       37,113      1,475
Operating expenses..................................      24,251      5,931   $     614(4)     30,796      26,016        951
                                                      ----------  ---------  -----------  -----------  ----------  ---------
  Income from operations............................       9,285      2,064        (614)      10,735       11,097        524
Interest expense....................................       1,999        107         618(5)      2,724       1,594         15
Litigation settlement and related costs.............      --         --          --           --            4,392     --
Miscellaneous income................................         (64)         5                      (59)        (133)         2
                                                      ----------  ---------  -----------  -----------  ----------  ---------
  Income before income taxes........................       7,350      1,952      (1,232)       8,070        5,244        507
Income tax expense..................................       2,983     --            (293) (6)      3,276      2,127       203
                                                      ----------  ---------  -----------  -----------  ----------  ---------
Net income..........................................  $    4,367  $   1,952   $  (1,525)   $   4,794   $    3,117  $     304
                                                      ----------  ---------  -----------  -----------  ----------  ---------
                                                      ----------  ---------  -----------  -----------  ----------  ---------
Weighted average shares outstanding.................       4,005                               4,155        4,985
                                                      ----------                          -----------  ----------
                                                      ----------                          -----------  ----------
Primary net income per common share.................  $     1.09                           $    1.15   $     0.63
                                                      ----------                          -----------  ----------
                                                      ----------                          -----------  ----------


                                                         PRO FORMA
                                                        ADJUSTMENTS     PRO FORMA
                                                      ---------------  -----------
Net sales and revenues..............................                    $ 245,852
Cost of sales and service...........................                      207,264
                                                                       -----------
  Gross profit......................................                    $  38,588
Operating expenses..................................     $      83         27,050
                                                               ---     -----------
  Income from operations............................           (83)        11,538
Interest expense....................................                        1,609
Litigation settlement and related costs.............        --              4,392
Miscellaneous income................................                         (131)
                                                               ---     -----------
  Income before income taxes........................           (83)         5,668
Income tax expense..................................           (33)         2,297
                                                               ---     -----------
Net income..........................................     $     (50)     $   3,371
                                                               ---     -----------
                                                               ---     -----------
Weighted average shares outstanding.................                        5,023
                                                                       -----------
                                                                       -----------
Primary net income per common share.................                    $    0.67
                                                                       -----------
                                                                       -----------

------------------

(1) Based on the financial statements of the Company and TCSS for the year ended January 5, 1996 and December 31, 1995, respectively.

(2) Based on the financial statements of the Company for the nine months ended October 5, 1996 and the financial statements of TCSS for the two months ended February 29, 1996.

(3) The pro forma information does not assume any reduction of TCSS's historical costs or expenses due to synergies with the Company's operations.

(4) Reflects additional payroll for former owners of TCSS based on new employment agreements, rent on building not purchased and amortization of estimated goodwill over a 15 year period.

(5) Reflects additional interest expense resulting from financing the purchase of TCSS.

(6) Reflects the income tax provision for TCSS for the period presented and the income tax effect of pro forma adjustments.

                                    GLOSSARY

COMPANY NAMES
---------------------------------------------
3Com.........................................  3Com Corporation
AA Microsystems..............................  AA Microsystems, Inc.
AST..........................................  AST Research, Inc.
ASTEA........................................  ASTEA International Inc.
Alliant......................................  Alliant Health Systems, Inc.
Andersen Consulting..........................  Andersen Consulting Corp.
Apple........................................  Apple Computer, Inc.
Bank of Mississippi..........................  Bank of Mississippi
Barnett Bank.................................  Barnett Bank, Inc.
Bay Networks.................................  Bay Networks, Inc.
Belcan Engineering...........................  Belcan Corp.
Blue Cross/ Blue Shield of Iowa..............  Blue Cross/Blue Shield of Iowa
Blue Cross/Blue Shield of Kentucky...........  Blue Cross/Blue Shield of Kentucky
Canon........................................  Canon America, Inc.
Champion.....................................  Champion International
Cheyenne.....................................  Cheyenne Software, Inc., a division of Computer Associates
                                               International, Inc.
Columbia/HCA.................................  Columbia/Healthcare Corporation of America
Compaq.......................................  Compaq Computer Corporation
CompuCom.....................................  CompuCom Systems, Inc.
DataFlex.....................................  DataFlex Corporation
DFS..........................................  Deutsche Financial Services
DILAN........................................  Communications Technology, Inc. d/b/a DILAN
EDS..........................................  Electronic Data Systems, Inc.
Entex........................................  Entex Information Services
Epson........................................  Epson America, Inc.
GE...........................................  General Electric Corporation
Genicom......................................  Genicom Corporation
Hayes........................................  Hayes Microcomputer Products, Inc.
Hewlett-Packard..............................  Hewlett-Packard Company
IBM..........................................  International Business Machines Corporation
ICC..........................................  IBM Credit Corporation
ILC..........................................  Information Leasing Corporation
ISO..........................................  International Standards Organization
ISSC.........................................  Integrated Services Solutions Corp.
InaCom.......................................  InaCom Corp.
Intel........................................  Intel Corporation
Iowa Medical Center..........................  Iowa Medical Center
Jergens......................................  Andrew Jergens Co.
Kroger.......................................  The Kroger Company
Lexmark......................................  Lexmark International, Inc.

COMPANY NAMES
---------------------------------------------
Long John Silvers............................  Long John Silver, Inc.
Lotus........................................  Lotus Development Corp., a division of International Business
                                               Machines Corporation
MicroAge.....................................  MicroAge Inc.
Microsoft....................................  Microsoft Corporation
Milacron.....................................  Cincinnati Milacron, Inc.
NEC..........................................  NEC Technologies, Inc.
Norwest Mortgage.............................  Norwest Mortgage, Inc.
Novell.......................................  Novell, Inc.
P&G..........................................  The Procter & Gamble Company
Physician Sales..............................  Physician Sales & Service, Inc.
Pioneer HiBred...............................  Pioneer HiBred International
Principal Insurance..........................  Principal Mutual Life Insurance Company
Provident Bancorp............................  Provident Bancorp, Inc.
Providian....................................  Providian Insurance Corp.
Ohio National Life...........................  The Ohio National Life Insurance Co.
Sarcom.......................................  Sarcom Technologies, Inc.
Sco-Unix.....................................  Sco-Unix
Square D.....................................  Square D Company
Star Bank....................................  Star Bank Corporation
TCSS.........................................  The Computer Supply Store, Inc.
Toshiba......................................  Toshiba America Information Systems, Inc.
Toyota.......................................  Toyota Motor Manufacturing North America Inc.
Vanstar......................................  Vanstar Corporation
Western-Southern.............................  Western-Southern Life Insurance Company
XLConnect....................................  XLConnect Solutions, Inc.

------------------

* The trademarks, service marks and trade names of other companies including those listed above to which reference is made in this Prospectus are the property of their respective owners. Such owners have all applicable rights with respect to their respective trademarks, service marks and trade names.

TECHNICAL TERMS
---------------------------------------------
Aggregator...................................  Company that purchases directly from manufacturers in large quantities, maintains inventory, breaks bulk and resells to distributors, resellers and value-added resellers
Configuration................................  The customization of equipment to a customer's specifications. May include the loading of software, adding of memory or combining of different manufacturers' equipment in such a way that it will be compatible as an integrated system
HTML.........................................  HyperText Markup Language. The coding language used to create
                                               Hypertext (text containing links to other documents) documents for use on the World Wide Web
EDI (Electronic Data Interchange)............  The connecting of computer systems at different companies so that information may be directly exchanged between them
Internet.....................................  An open global network of interconnected commercial, educational and governmental computer networks that utilize a common
                                               communications protocol
LAN..........................................  Local area network
PC...........................................  Personal computer
Roll-Out.....................................  Single sale involving a large volume of similar products to be delivered on a pre-specified timetable
VAR (Value-added reseller)...................  A company that purchases equipment or software from a manufacturer, aggregator or distributor, adds value and
                                               subsequently resells the enhanced product
WAN..........................................  Wide area network
World Wide Web...............................  A network of computer servers that uses a special communications protocol to link different servers throughout the Internet and permits communications of graphics, video and sound

1.  Photo of a man working on the inside of an open computer.
    -- Text above photo: "Electronic Testing & Redeploy Services"

2. Photo of Compaq computer box with bar code sticker affixed. A hand with an infrared scanner is shown scanning the sticker.
    -- Text below photo: "Product Procurement & Distribution Services"

3. Photo of product on conveyor belts with computers and monitors arranged on repair desks in the background.
    -- Text below photo: "Depot Repair"

4. Photo of disassembled computer with hand inside depicting maintenance or repair.
    -- Text below photo: "Maintenance Services"

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................     3
Risk Factors..............................................................     6
Use of Proceeds...........................................................    11
Capitalization............................................................    12
Price Range of Common Stock and Dividend Policy...........................    13
Selected Consolidated Financial and Operating Data........................    14
Selected Pro Forma Consolidated Financial and Operating Data..............    16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................    17
Business..................................................................    23
Management................................................................    32
Certain Transactions......................................................    33
Principal and Selling Stockholders........................................    35
Underwriting..............................................................    37
Legal Matters.............................................................    38
Experts...................................................................    38
Available Information.....................................................    39
Incorporation of Certain Documents by Reference...........................    39
Index to Consolidated Financial Statements................................   F-1
Glossary..................................................................   G-1

                                1,100,000 SHARES

   [LOGO]

                                  COMMON STOCK

                                ----------------

                              P R O S P E C T U S

                                ----------------

                                     [LOGO]

                                     [LOGO]

                                     , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses relative to the offering. Expenses other than filing fees are estimated.

Securities and Exchange Commission registration fee...............  $  13,321
NASD filing fee...................................................      4,896
Nasdaq Stock Market's National Market listing fee.................     17,500
Accounting Fees and Expenses......................................     65,000
Transfer Agent's Fees and Expenses................................      5,000
Legal Fees and Expenses...........................................     60,000
Blue Sky Fees and Expenses........................................     10,000
Printing and Engraving Expenses...................................    115,000
Miscellaneous.....................................................    309,283
                                                                    ---------
    Total Expenses................................................  $ 600,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law ("DGCL") empowers a Delaware corporation to indemnify present and former directors, officers, employees or agents of the corporation. The Company's Certificate of Incorporation and Bylaws provide for indemnification of directors and officers of the Company to the fullest extent permitted by the DGCL. The Company's Certificate of Incorporation provides that the Company shall indemnify to the fullest extent authorized under the DGCL each person who was or is made a party to, or is threatened to be made a party to, or is involved in, any action, suit or proceeding by reason of the fact such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or enterprise, including service with respect to employee benefit plans, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes and penalties, and amounts paid in settlement) reasonably incurred by such person in connection therewith provided that the applicable standards of conduct under the DGCL are satisfied. These standards are, with respect to civil proceedings, that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company or its stockholders and, with respect to criminal proceedings, such person had no reasonable cause to believe his or her conduct was unlawful. However, under the DGCL, with respect to claims by or in the right of the Company, no indemnification may be made in respect of any such claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company except to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that despite such adjudication and in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnity as such court deems proper.

    The Company has in effect an insurance policy that covers any negligent act, error or omission of a director or officer, subject to certain exclusions. The limit of liability under the policy is $5,000,000 in the aggregate annually for coverage in excess of deductibles and covers only 30% of securities claims.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


NUMBER                                  EXHIBIT
------ --------------------------------------------------------------------------
  1.1* Form of Underwriting Agreement among the Company, the Selling Stockholder and J.C. Bradford & Co. and Tucker Anthony Incorporated, as the
         Representatives of the several Underwriters.

  5    Opinion of Cors & Bassett regarding legality of Common Stock being registered.

 10.1* Amendment to Loan Agreement by Letter Agreement dated June 27, 1996 by and among Star Bank, N.A., the Company, C&N Corp., Xenas Communications
         Corp. and Pomeroy Computer Leasing Company, Inc.

 10.2* Amendment to Loan Agreement by Letter Agreement dated December 20, 1996 by and among Star Bank, N.A., the Company, C&N Corp., Xenas Communications
         Corp. and Pomeroy Computer Leasing Company, Inc.

 10.3* Employment Agreement between the Company and Stephen E. Pomeroy dated
         November 13, 1996.

 10.4* Incentive Deferred Compensation Agreement between the Company and Stephen
         E. Pomeroy dated November 13, 1996

 10.5* Asset Purchase Agreement among the Company, AA Microsystems, Inc. and
         Stuart Raburn dated August 2, 1996.

 10.6* Promissory Note dated August 2, 1996 of the Company in favor of AA
         Microsystems, Inc.

 10.7* Asset Purchase Agreement among the Company, Communications Technology,
         Inc. d/b/a DILAN and Robert Martin dated October 11, 1996.

 10.8* Subordinated Promissory Note dated October 11, 1996 of the Company in favor Communications Technology, Inc.

 10.9* Subordination Agreement among the Company, Communications Technology, Inc.
         d/b/a DILAN and Star Bank, National Association dated October 11, 1996.

 10.10 Sixth Amendment to Employment Agreement between the Company and David B.
         Pomeroy, II effective January 6, 1997.

 10.11 Award Agreement between the Company and David B. Pomeroy, II effective
         January 6, 1997.

 10.12 Registration Rights Agreement between the Company and David B. Pomeroy, II effective January 6, 1997.

 23.1  Consent of Grant Thornton LLP

 23.2  Consent of Deloitte & Touche LLP--Cincinnati

 23.3  Consent of Deloitte & Touche LLP--Des Moines

 23.4  Consent of Northup, Haines, Kaduce, Schmid, Macklin, P.C.--West Des Moines

NUMBER                                  EXHIBIT
------ --------------------------------------------------------------------------
 23.5  Consent of Cors & Bassett (contained in the opinion of counsel to be filed as Exhibit 5 hereto)

 23.6* Consent of Kenneth R. Waters

 24*   Power Attorney (included in Part II of the Registration Statement)

 27*   Financial Data Schedule


------------------


* previously filed


ITEM 17.  UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (3) For the purpose of determining any liability under the Act, in each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hebron, Commonwealth of Kentucky, February 5, 1997.


                                POMEROY COMPUTER RESOURCES, INC.

                                By:           /s/ DAVID B. POMEROY, II
                                     -----------------------------------------
                                                David B. Pomeroy, II
                                        CHAIRMAN OF THE BOARD, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board of
   /s/ DAVID B. POMEROY, II       Directors, President and
------------------------------    Chief Executive Officer    February 5, 1997
     David B. Pomeroy, II         (Principal Executive
                                  Officer)

                                Director, Chief Financial
              *                   Officer, Treasurer and
------------------------------    Secretary (Principal       February 5, 1997
      Edwin S. Weinstein          Financial and Accounting
                                  Officer)

              *
------------------------------  Director                     February 5, 1997
     James H. Smith, III

              *
------------------------------  Director                     February 5, 1997
      David W. Rosenthal

              *
------------------------------  Director                     February 5, 1997
    Michael E. Rohrkemper




*By:    /s/ DAVID B. POMEROY, II
    ------------------------------
         David B. Pomeroy, II
           ATTORNEY-IN-FACT